UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

  Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of November 2008
Commission File Number: 001-33068

ULTRAPETROL (BAHAMAS) LIMITED
 (Translation of registrant’s name into English)

Ocean Centre, Montagu Foreshore
East Bay St.
Nassau, Bahamas
P.O. Box SS-19084
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes [_] No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Set forth herein are a copy of the Company's report for the nine months ended September 30, 2008, containing certain unaudited financial information and a Management's Discussion and Analysis of Financial Condition and Results of Operations for the three month and nine month periods ended September 30, 2008.

ULTRAPETROL (BAHAMAS) LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2008 AND 2007 (UNAUDITED)

The following discussion and analysis should be read in conjunction with the unaudited condensed consolidated financial statements of Ultrapetrol (Bahamas) Limited (the “Company”) and subsidiaries for the nine months ended September 30, 2008 and 2007 included elsewhere in this report.

Our Company

We are an industrial shipping company serving the marine transportation needs of our clients in the markets on which we focus. We serve the shipping markets for grain, vegetable oils, minerals, crude oil, petroleum, and refined petroleum products, as well as the offshore oil platform supply market, and the leisure passenger cruise market through our operations in the following four segments of the marine transportation industry.

Our River Business, with currently 591 barges, is the largest owner and operator of river barges and pushboats that transport dry bulk and liquid cargos through the Hidrovia Region of South America, a large area with growing agricultural, forest and mineral related exports. Our River Business fleet has an aggregate capacity of approximately 1,025,000 dwt.

Our Offshore Supply Business owns and operates vessels that provide critical logistical and transportation services for offshore petroleum exploration and production companies in the North Sea and the coastal waters of Brazil. Our Offshore Supply Business fleet currently consists of technologically advanced Platform Supply Vessels, or PSVs, including five in operation, one under construction in Brazil to be delivered in the first quarter of 2009, four under construction in India and two under construction in China with deliveries commencing in 2009.

Our Ocean Business operates nine oceangoing vessels, including four Handysize / small product tankers, which we employ in the South American coastal trade where we have preferential rights and customer relationships, three versatile Suezmax / Oil-Bulk-Ore, or Suezmax OBOs, one Capesize vessel and one semi-integrated tug / barge unit.  Our Ocean Business fleet has an aggregate capacity of approximately 745,000 dwt.

Our Passenger Business owns and operates a passenger cruise vessel, the Blue Monarch, with 450 lower berths, which we employed on 7-day and 14-day cruises in the Aegean Sea during the 2008 European cruise season. This vessel is currently in lay-up after completing its 2008 cruising season and is in the market for sale or charter.

Our business strategy is to continue to operate as a diversified marine transportation company with an aim to maximize our growth and profitability while limiting our exposure to the cyclical behavior of individual sectors of the marine transportation industry.

Developments in three months ended September 30, 2008

On June 30, 2008, we entered into a Memorandum of Agreement (MOA), subsequently modified by two addendums signed on July 24 and August 6, 2008, whereby we agreed to sell our passenger vessel, Blue Monarch. The net proceeds of this sale to the Company were estimated at $8.3 million. Under the terms of the agreement, the buyers were supposed to deposit the purchase price prior to August 25, 2008 in a joint escrow account, while the delivery of the vessel would have taken place at the end of the 2008 European cruise season. This transaction did not materialize because the buyer failed to make the deposit accordingly.

On August 12, 2008, we entered into an Over the Counter Forward Freight Agreement (“OTC FFA”) contract whereby a subsidiary of ours contracted with Bunge S.A. to pay the average time charter rate for the 4 Capesize Time Charter Routes (“C4TC”) for a total of 45 days (15 days per month from October to December 2008 both inclusive) in exchange for a fixed rate of $150,000 (one hundred and fifty thousand U.S. Dollars) per day. This forward freight agreement (“FFA”) is an OTC contract, has no margin requirements and bears a higher counterparty risk than a cleared FFA. If the counterparty fails to meet its obligation under the FFA, the Company could suffer losses on the contract, which could adversely affect the Company’s financial condition and results of operations. Please see section headed “Factors Affecting Our Operations–Forward Freight Agreements (FFAs)” below for a discussion of counterparty risk in OTC FFAs.

On August 13, 2008, we entered into an OTC FFA contract whereby a subsidiary of ours contracted with Noble Chartering Inc. to pay the average time charter rate for the C4TC for a total of 45 days (15 days per month from October to December 2008 both inclusive) in exchange for a fixed rate of $157,000 (one hundred and fifty seven thousand U.S. Dollars) per day. This FFA is an OTC contract, has no margin requirements and bears a higher counterparty risk than a cleared FFA. If the counterparty fails to meet its obligation under the FFA, the Company could suffer losses on the contract, which could adversely affect the Company’s financial condition and results of operations.

On August 14, 2008, we entered into an OTC FFA contract whereby a subsidiary of ours contracted with Bunge S.A. to pay the average time charter rate for the C4TC for a total of 365 days (every calendar day from January to December 2010 both inclusive) in exchange for a fixed rate of $83,000 (eighty three thousand U.S. Dollars) per day. This FFA is an OTC contract, has no margin requirements and bears a higher counterparty risk than a cleared FFA. If the counterparty fails to meet its obligation under the FFA, the Company could suffer losses on the contract, which could adversely affect the Company’s financial condition and results of operations.

On September 15, 2008, we signed and subsequently on September 30, 2008 drew down two 12-year Senior Credit Loan facilities with IFC totaling $60.0 million, secured by tugs and barges that we own, to partially finance our River Business growth programs. The facilities include a grace period of four years and may be expanded up to $75.0 million through a parallel loan.

On September 19, 2008, we entered into an OTC FFA contract whereby a subsidiary of ours contracted with Bunge S.A. to charge the average time charter rate for the C4TC for a total of 18 days in October 2008 in exchange for paying a fixed rate of $88,000 (eighty eight thousand U.S. Dollars) per day. This FFA is an OTC contract, has no margin requirements and bears a higher counterparty risk than a cleared FFA. If the counterparty fails to meet its obligation under the FFA, the Company could suffer losses on the contract, which could adversely affect the Company’s financial condition and results of operations.

On September 24, 2008, we entered into an OTC FFA contract whereby a subsidiary of ours contracted with Navios International Inc. to pay the average time charter rate for the C4TC for a total of 45 days (15 days per month from January to March 2009 both inclusive) in exchange for a fixed rate of $53,500 (fifty three thousand five hundred U.S. Dollars) per day. This FFA is an OTC contract, has no margin requirements and bears a higher counterparty risk than a cleared FFA. If the counterparty fails to meet its obligation under the FFA, the Company could suffer losses on the contract, which could adversely affect the Company’s financial condition and results of operations.

Recent Developments

On October 2, 2008, we announced that our Board authorized an extension of the share repurchase program to December 31, 2008 retaining the original cumulative dollar limit of $50.0 million. The program does not require the Company to purchase any specific number or amount of shares and may be suspended or reinstated at any time at the Company’s discretion and without notice.

On November 3, 2008, we entered into a cleared FFA contract whereby a subsidiary of ours contracted with BNP Paribas Commodity Futures Ltd. (as a clearing member of LCH Clearnet) to charge the average time charter rate for the C4TC for a total of 15 days per month in November and December 2008 in exchange for a fixed rate of $9,000 (nine thousand U.S. Dollars) per day.

On November 5, 2008, Princess Marisol started its estimated 60-day dry dock and special survey in China.

As of November 12, 2008, under our share repurchase program we had repurchased in 2008 a total of 3,202,279 common shares for a total cost of $17.6 million at an average all-in price of $5.49 per share. Included in these figures are purchases in October 2008 of 2,531,108 shares for a total cost of $11.1 million at an average all-in price of $4.39 per share.

The Company expects that lower levels of water in the High Paraguay and reduced production at mines may negatively impact the volumes of iron ore carried in the fourth quarter.

Factors Affecting Our Results of Operations

We organize our business and evaluate performance by the following operating segments: River Business, Offshore Supply Business, Ocean Business and Passenger Business. The accounting policies of the reportable segments are the same as those for the unaudited condensed consolidated financial statements. We do not have significant inter-segment transactions.

Revenues

In our River Business, we contract for the carriage of cargoes, in substantially all cases, under contracts of affreightment, or COAs. Most of these COAs currently provide for monthly adjustments to the freight rate based on changes in the price of marine diesel oil.

In our Offshore Supply Business, we typically contract our vessels under time charters in both Brazil and the North Sea.

In our Ocean Business, we contract our vessels either on a time charter basis or on a COA basis. Some of the differences between time charters and COAs are summarized below.

Time Charter

●	We derive revenue from a daily rate paid for the use of the vessel, and
●	The charterer pays for all voyage expenses, including fuel costs and port charges.

Contract of Affreightment (COA)

●	We derive revenue from a rate based on tonnage shipped expressed in dollars per metric ton of cargo, which may be adjusted for increase in the price of fuel in accordance with a pre-agreed formula.
●	We pay for all voyage expenses, including fuel costs and port charges.

Our ships on time charters generate both lower revenues and lower expenses for us than those under COAs. At comparable price levels, both time charters and COAs result in approximately the same operating income, although the operating margin as a percentage of revenues may differ significantly.

In our Passenger Business, our Blue Monarch was employed on 7-day and 14-day cruises in the Aegean Sea. Under this arrangement we have no guaranteed minimum income and we have to organize and pay for port expenses and fuel in the itineraries we service. In this sense, the earnings of this vessel are similar in nature to a COA.

Time charter revenues accounted for 57% of the total revenues from our businesses for the first nine months of 2008, while COA revenues accounted for 43%. With respect to COA revenues in the first nine months of 2008, 77% were in respect of repetitive voyages for our regular customers and 23% in respect of single voyages for occasional customers.

In our River Business, demand for our services is driven by agricultural, mining and forestry activities in the Hidrovia Region. Droughts and other adverse weather conditions, such as floods, could result in a decline in production of the agricultural products we transport, which would likely result in a reduction in demand for our services. Further, most of the operation in our River Business occurs in the Parana and Paraguay Rivers, and any changes adversely affecting either of these rivers, such as low water levels, could reduce or limit our ability to effectively transport cargo.

In our Ocean Business, we employed a significant part of our fleet on time charter to different customers during the nine months ended September 30, 2008. During the first nine months of 2008, the international dry bulk freight market was on average higher than it was in the first nine months of 2007.

In our Passenger Business, demand for our services is driven primarily by movements of tourists during the European summer cruise season.

Expenses

Our operating expenses generally include the cost of all vessel management, crewing, spares and stores, insurance, lubricants, and repairs and maintenance. Generally, the most significant of these expenses are repairs and maintenance, wages paid to marine personnel, catering and marine insurance costs. However, there are significant differences in the manner in which these expenses are recognized in the different segments in which we operate.

In addition to vessels’ operating expenses, our other primary sources of operating expenses in 2008 included general and administrative expenses.

In our River Business, our voyage expenses include port expenses, barge cleaning, fleeting and fuel as well as charter hire paid to third parties for using small port pushboats and other expenses that may be incurred in relation to port calls incurred or cargos carried.

In our Offshore Supply Business, voyage expenses include commissions paid by us to third parties, which provide brokerage services.

In our Passenger Business, operating expenses currently include all vessel management, crewing, stores, insurance, lubricants, repairs and maintenance, catering, housekeeping and entertainment staff costs. Voyage expenses include port expenses, bunkers and the cost of food for the passengers.

Through our River Business, we own a dry dock and a repair facility at Pueblo Esther, Argentina, land suitable for the construction of two terminals and a shipyard under construction in Argentina, and 50% joint venture participations in two grain loading terminals in Paraguay. We also rent offices in Asuncion (Paraguay) and Buenos Aires (Argentina) and a repair and shipbuilding facility in Ramallo (Argentina).

Through our Offshore Supply Business, we hold a lease for office space in Rio de Janeiro (Brazil) and Aberdeen (United Kingdom). In addition, through our wholly-owned subsidiary Ravenscroft, we own a building in Coral Gables, Florida (United States of America). We also hold a lease to an office in Buenos Aires (Argentina).

Foreign Currency Transactions

During the nine months ended September 30, 2008, 90% of our revenues were denominated and collected in U.S. Dollars, 9% of our revenues were denominated and collected in British Pounds and 1% of our revenues were denominated and collected in Brazilian Reals. Furthermore, 21% of our total revenues were denominated in U.S. Dollars but collected in Argentine Pesos, Brazilian Reals and Paraguayan Guaranies. Significant amounts of our expenses were denominated in U.S. dollars and 42% of our total out-of-pocket operating expenses were paid in Argentine Pesos, Brazilian Reals and Paraguayan Guaranies.

Our operating results, which we report in U.S. Dollars, may be affected by fluctuations in the exchange rate between the U.S. Dollar and other currencies. For accounting purposes, we use U.S. Dollars as our functional currency. Therefore, revenue and expense accounts are translated into U.S. Dollars at the average exchange rate prevailing on the month of each transaction. We also have exchange variances depending on the date that a revenue is actually received or when an expense is actually paid.

We have not historically significantly hedged our exposure to changes in foreign currency exchange rates and, as a result, we could incur unanticipated losses due to exchange rate variations. However, in September 2008, we entered into several new forward currency agreements by which we sold forward between £0.5 and £1.0 million per month between October 2008 and April 2009 at a weighted average rate of $1.84 per £ and £0.5 million per month between May and December 2009 at an average rate of $1.71 per £ to cover part of the exposure to exchange rate variance that stems from the revenues of our PSVs in the North Sea, which are denominated and collected in British Pounds.

Inflation and Fuel Price Increases

We do not believe that inflation has had a material impact on our operations, although certain of our operating expenses (e.g., manning, repair, maintenance and dry docking costs) are subject to fluctuations as a result of market forces.

Inflationary pressure on prices in the South American countries in which we operate may not be fully compensated by equivalent adjustments in the rate of exchange between the local currencies and the US Dollar. Also the US Dollar depreciation or significant revaluation of the local currencies against it has had an incremental effect on the portion of our operating expenses incurred in those local currencies (See “Foreign Currency Transactions”).

In 2006 and thereafter, we negotiated and intend to continue to negotiate fuel price adjustment (“fuel pass-through”) clauses in most of our River Business COAs. However temporary misalignments may exist between the prices that we pay for fuel and the adjustment that we obtain under our freight contracts.

In our Ocean Business, fuel price increases are not expected to have a material effect on our immediate future operations, as the fleet is currently time chartered to third parties, since under time charter contracts, it is the charterer who pays for fuel. When our ocean vessels are employed under COAs, freight rates for voyage charters are generally sensitive to the price of fuel prevailing at the time of negotiating the voyage charter. However, a sharp rise in bunker prices may have a temporary negative effect on results since freights generally adjust only after prices have settled at a higher level.

In the Offshore Supply Business the risk of variation of fuel prices under the fleet’s current employment profile is borne by the charterers, since the vessels generally are under time charters and the charterers are responsible for the payment of the fuel cost.

In our Passenger Business, our results of operations are exposed to changes in bunker prices, offset somewhat by bunker fuel surcharges, which are charged to passengers as a separate and supplementary cost when market conditions allow.

Forward Freight Agreements (FFAs)

We enter into Forward Freight Agreements (FFAs) as economic hedges to reduce our exposure to changes in the spot market rates earned by some of our vessels in the normal course of our Ocean Business. By using FFAs, we aim at managing the risk associated with fluctuating market conditions. FFAs generally cover periods ranging from one month to one year and involve contracts to provide a fixed number of theoretical days of voyages at fixed rates. FFAs can be executed through LCH, a London clearing house, with which we started to trade during May 2007, but may also be agreed through other clearing houses or as “Over the Counter” (OTC) contracts in which case each party accepts the signature of the other party as sufficient guarantee of its obligations under the contract.

OTC FFAs are not cleared through a clearing house; they have no margin account requirements and bear a higher counterparty risk than a cleared FFA. If the counterparty in an OTC FFA fails to meet its obligation under the FFA, the Company could suffer losses on the contract which could adversely affect the Company’s financial condition and results of operations.

Although LCH or other clearing houses require the posting of collateral, the use of a clearing house reduces the Company’s exposure to counterparty credit risk. We are exposed to market risk in relation to our positions in FFAs and could suffer substantial losses from these activities in the event our expectations prove to be incorrect. We enter into FFAs primarily with an objective of economically hedging risk but we may occasionally enter into FFAs for trading purposes to take advantage of short term fluctuations in freight rates. As of September 30, 2008, we were committed to FFAs with a fair value of $73.4 million recorded as an asset. Of this amount, $3.1 million was held as cleared FFA contracts and $70.3 million was held as OTC FFA contracts with a total of 4 different counterparties. These contracts settle between October 2008 and December 2010. As of September 30, 2008, our credit facility with BNP Paribas to fund part of our margins with LCH, had a zero balance.

The fair value of FFAs is the estimated amount that we would receive or pay in order to terminate these FFA contracts as of September 30, 2008.

All of our FFAs outstanding at September 30, 2008 qualified as cash flow hedges for accounting purposes, with the change in fair value of the effective portions being recorded in accumulated other comprehensive income (loss) as a gain amounting to $73.4 million. All qualifying hedges are shown at fair value in our balance sheet.

At September 30, 2008 the fair market value of all outstanding FFAs, resulted in an asset to the Company of $73.4 million.

On November 6 and 7 we received $9.5 million in total for the net settlement of all our October 2008 OTC FFA positions. This amount will be included in the total revenues of our Ocean Business for the fourth quarter of 2008.

At November 10, 2008 the asset related to the fair market value of the FFAs has been increased in $13.8 million from September 30, 2008 to $87.2 million. However, this amount is likely to vary materially as a result of changes in market conditions and / or for changes in the FFAs entered into by us.

Although the counterparties to our FFAs have met their obligations under their respective FFAs to date and we have received no indication that any of them will not continue to do so, there can be no guarantee that they will continue to meet their obligations in the future.

Seasonality

Each of our businesses has seasonal aspects that affect their revenues on a per quarter basis. The high season for our River Business is generally between the months of March and September, as a result of the South American harvest and higher river levels. However, growth in the soy pellet manufacturing, minerals and forest industries may help offset some of this seasonality. The Offshore Supply Business operates year-round, particularly off the coast of Brazil, although weather conditions in the North Sea may reduce activity from December to February. In the Ocean Business, demand for oil tankers tends to be stronger during the winter months in the Northern hemisphere. Demand for dry bulk transportation tends to be fairly stable throughout the year, with the exceptions of the Chinese New Year in the first quarter and the European summer holiday season in our third quarter, which generally show lower charter rates. Under existing arrangements, our Passenger Business currently generates its revenue during the European cruise season, typically between May and October of each year.

Legal Proceedings

Our Brazilian subsidiary in the Offshore Supply Business UP Offshore Apoio Maritimo Ltda. (“UP Apoio”) was involved in a customs dispute with the Brazilian Customs Tax Authorities over the alleged infringement of customs regulations by the UP Diamante in October 2007. The Customs Authority claimed that when the UP Diamante docked to the CSO Deep Blue (a vessel not owned by us) to transfer certain equipment as part of its employment instructions under its charter with Petróleo Brasilero S.A. (¨Petrobras¨), the UP Diamante allegedly did not comply with certain regulations applicable to the docking of vessels when one of them is destined for a foreign country. As a result, the Brazilian Customs Tax Authority commenced an administrative proceeding of which UP Apoio was notified in November 24, 2007, and sought to impose the maximum Customs penalty, which corresponded to the confiscation (“perdimento”) of the vessel UP Diamante in favor of the Brazilian Federal Government.

On December 21, 2007 UP Apoio filed an administrative defense stating that: (i) the legal position taken by Customs Authority was not applicable to the UP Diamante since the “perdimento” was only applicable to vessels coming from or going abroad, and not to vessels engaged in cabotage voyages as was the UP Diamante; (ii) UP Diamante did not violate the Customs Regulation Code because (a) there was no provision related to the transfer of equipment when one of the vessels is going abroad but the other is not and (b) none of the vessels involved was coming from or going abroad; (iii) confiscation could not be imposed on a vessel owned by UP Apoio because at the time of the alleged infringement the UP Diamante was on hire and under charter to Petrobras and consequently under the control and direction of Petrobras and not of UP Apoio; (iv) the imposition of confiscation violated the principles of proportionality, reasonability and non-confiscation; and (v) confiscation was not applicable because under Brazilian Tax Code, when in case of doubt, the applicable law should be interpreted in favor of the taxpayer, and in this case the report issued by the Brazilian Customs Authorities recognized the existence of doubt concerning the applicability of the corresponding section of the Customs Regulation.

On September 25, 2008 the Customs proceedings, in which Brazilian Customs Tax Authorities were imposing a confiscation penalty ("perdimento") of the UP Diamante, were successfully concluded when a final decision was issued by local Tax Authorities determining the cancellation of the tax assessment brought up against UP Apoio. Therefore, the tax assessment was extinguished with no liability to UP Apoio, and the UP Diamante was released from any kind of legal or Customs restrictions.

On September 21, 2005, the local customs authority of Ciudad del Este, Paraguay, issued a finding that certain UABL entities owe taxes to that authority in the amount of $2.2 million, together with a fine for non-payment of the taxes in the same amount, in respect of certain operations of our River Business for the prior three-year period. This matter was referred to the Central Customs Authority of Paraguay (the “Paraguayan Customs Authority”). We believe that this finding is erroneous and UABL has formally replied to the Paraguayan Customs Authority contesting all of the allegations upon which the finding was based. After review of the entire operations for the claimed period, the Paraguayan Tax authorities, asserting their jurisdiction over the matter, confirmed that the UABL entities did pay their taxes on the claimed period, but held a dissenting view on a third issue (the tax base used by the UABL entities to calculate the applicable withholding tax). Finally, the primary case was appealed by the UABL entities before the Tax and Administrative Court, and when summoned, the Paraguayan Tax Authorities filed an admission, upon which the Court on November 24, 2006, confirmed that the UABL entities were not liable for the first two issues. Nevertheless, the third issue continued, and through a resolution, which was provided to UABL on October 13, 2006, the Paraguayan Undersecretary for Taxation has confirmed that, in his opinion, UABL was liable for a total of approximately $0.7 million and has applied a fine of 100% of this amount. UABL have entered a plea with the respective court contending the interpretation on the third issue where we claim to be equally non liable. On October 19, 2007, we presented a report by an expert, which is highly favorable for our position. All court proceedings on the case are over, and it is expected that the Tax and Administrative Court issues its finding by the end of 2008 or beginning of 2009. We have been advised by UABL’s counsel in the case that there is only a remote possibility that a judicial court would find UABL liable for any of these taxes or fines.

On November 3, 2006 and April 25, 2007, the Bolivian Tax Authority (“Departamento de Inteligencia Fiscal de la Gerencia Nacional de Fiscalización”) issued a notice in the Bolivian press advising that UABL International S.A. (a Panamanian subsidiary of the Company) would owe taxes to that authority. On June 18, 2007, our legal counsel in Bolivia submitted points of defense to the Bolivian tax authorities. On August 27, 2007 the Bolivian tax authorities gave notice of a resolution determining the taxes that UABL International S.A. would owe to them in the amount of approximately $4.9 million (including interest and fines). On October 1, 2007, our legal counsel in Bolivia gave notice to the Bolivian tax authorities of the lawsuit commenced by UABL International S.A. to refute the resolution above mentioned. We have learned (but have not been legally notified) that on October 20, 2007, the Bolivian Tax Authority replied to UABL’s lawsuit, with the corresponding judge participating in the suit considering the legal process as served and duly commenced. On June 26, 2008, a Bolivian court ordered a preemptive embargo against all barges owned by UABL International S.A. that may be registered in the International Bolivian Registry of Ships (“RIBB” for its Spanish acronym). According to Company’s local counsel this preemptive embargo under Bolivian law has no effect over the Company’s right to use its assets nor does it have any implication over the final decision of the court, the substance of the matter and in this case it is ineffective since UABL International S.A. does not have any assets owned by it registered in the RIBB. We have been advised by our local counsel that there is only a remote possibility that UABL International S.A. would finally be found liable for any of these taxes or fines and / or that these proceedings will have financial material adverse impact on the financial position or results of the Company.

Various other legal proceedings involving us may arise from time to time in the ordinary course of business. However, we are not presently involved in any other legal proceedings that, if adversely determined, would have a material adverse effect on us.

Results of Operations

Three months and nine months ended September 30, 2008 compared to three months and nine months ended September 30, 2007.

The following table sets forth certain unaudited historical income statement data for the periods indicated above derived from our unaudited condensed consolidated statements of income expressed in thousands of dollars.

	Third Quarter Ended September 30,		Nine Months Ended September 30,
	2008	2007	2008	2007	Percent Change
Revenues
Attributable to River Business	$38,664	$24,640	$100,675	$69,665	45%
Attributable to Offshore Supply Business	13,019	11,359	33,180	30,153	10%
Attributable to Ocean Business	32,965	13,407	98,288	39,237	150%
Attributable to Passenger Business	6,656	13,684	9,540	24,887	-62%
Total revenues	91,304	63,090	241,683	163,942	47%

Voyage expenses
Attributable to River Business	(21,378)	(11,496)	(52,861)	(29,767)	78%
Attributable to Offshore Supply Business	(534)	(444)	(1,447)	(1,066)	36%
Attributable to Ocean Business	(1,539)	(16)	(4,236)	(511)	729%
Attributable to Passenger Business	(3,939)	(3,809)	(6,546)	(7,513)	-13%
Total voyage expenses	(27,390)	(15,738)	(65,090)	(38,857)	68%

Running costs
Attributable to River Business	(10,160)	(6,997)	(27,119)	(18,677)	45%
Attributable to Offshore Supply Business	(4,412)	(3,770)	(12,776)	(9,578)	33%
Attributable to Ocean Business	(9,865)	(4,326)	(26,744)	(11,720)	128%
Attributable to Passenger Business	(3,265)	(5,439)	(7,376)	(13,604)	-46%
Total running costs	(27,702)	(20,532)	(74,015)	(53,579)	38%

Amortization of dry dock & intangible assets	(1,036)	(1,939)	(3,402)	(6,039)	-44%
Depreciation of vessels and equipment	(9,388)	(7,034)	(26,981)	(19,391)	39%
Administrative and commercial expenses	(6,386)	(4,585)	(17,684)	(14,425)	23%
Other operating income	1,342	513	3,765	578	551%

Operating profit	20,744	13,775	58,276	32,229	81%

Financial expense	(8,171)	(4,997)	(19,027)	(14,639)	30%
Financial income	188	1,056	835	2,296	-64%
Net income (loss) on FFAs	0	(13,162)	5,862	(16,235)
Investment in affiliates	(201)	161	(250)	454
Other, net	(128)	(147)	(419)	(400)	5%
Total other income (expenses)	(8,312)	(17,089)	(12,999)	(28,524)	-54%

Income (loss) before income taxes and minority interest	12,432	(3,314)	45,277	3,705	1122%

Income taxes	3,071	(1,246)	(296)	(5,032)	-94%
Minority interest	(438)	(180)	(863)	(503)	72%

Net income (loss)	$15,065	$(4,740)	$44,118	$(1,830)

Revenues. Total revenues from our River Business increased by $14.1 million or 57%, from $24.6 million for the three months ended September 30, 2007 to $38.7 million for the same period in 2008. This increase is mainly attributable to a 14% increase in volumes loaded, a 36% increase in average freight rates (resulting mainly from fuel price adjustment) and to an increase in revenues from other services.

Total revenues from our River Business increased by $31.0 million or 45% from $69.7 million for the nine months ended September 30, 2007 to $100.7 million for the same period in 2008. This increase is mainly attributable to an 11% increase in volumes loaded and a 30% increase in freight rates, which is mainly related to fuel pass-through.

Total revenues from our Offshore Supply Business increased from $11.4 million for the three months ended September 30, 2007 to $13.0 million for the same period in 2008, an increase of $1.6 million, or 14%. This increase is mainly attributable to higher average rates obtained by our vessels UP Topazio, operating in the North Sea as opposed to its operation in Brazil during the third quarter of 2007, and UP Esmeralda, which obtained better rates on its operation in the North Sea than those obtained during the same period of 2007.

Total revenues from our Offshore Supply Business increased from $30.2 million for the nine months ended September 30, 2007 to $33.2 million for the same period in 2008, an increase of $3.0 million, or 10%. This increase is mainly attributable to a full nine months of operations of our UP Diamante, in 2008, as compared to less than five months in the same period of 2007 coupled with higher average rates obtained by our vessel UP Agua-Marinha in Brazil, when compared to rates for the same period in 2007, and by higher average rates obtained by our UP Topazio operating in the North Sea in 2008 as opposed to its operation in Brazil during 2007, partially offset by the lesser number of operational days of our vessel UP Esmeralda as a consequence of propulsion damage (while the loss of hire of this vessel is covered by insurance, the amount of this insurance are accounted for under “other operating income”) and lower average earnings of our UP Safira, which is operating under a long term charter in the North Sea.

Total revenues from our Ocean Business increased from $13.4 million for the three months ended September 30, 2007 to $33.0 million for the three months ended September 30, 2008, an increase of $19.6 million, or 146%. This increase is primarily attributable to the higher time charter rates obtained by our three Suezmax OBO vessels which operated under time charters linked to the Baltic Capesize Index 4 Time Charter Routes as compared to the three months ended September 30, 2007 when they were operating under fixed rate time charters at lower levels, and to three full months of operation of our Capesize vessel Princess Marisol, which was delivered to us in November 2007, coupled with an entire quarter of operations of our product carrier Amadeo, which started operations at the end of August 2007, and the operations of our product carrier Austral delivered in April 2008, partially offset by the sale of our Aframax product tanker vessel, Princess Marina, in September 2007, which did not participate in our operations in 2008, and by the settlements of the effective portion of the FFAs contracted for our Suezmax OBO fleet which qualified as a cash flow hedge and corrected the revenues of the Ocean Fleet accordingly.

Total revenues from our Ocean Business increased from $39.2 million for the nine months ended September 30, 2007 to $98.3 million for the nine months ended September 30, 2008, an increase of $59.1 million, or 151%. This increase is primarily attributable to the higher time charter rates obtained by our three Suezmax OBO vessels as compared to the first nine months of 2007 and to nine full months of operation of our Capesize vessel Princess Marisol, which was delivered to us in November 2007, coupled with nine full months of operation during 2008 of our product carriers Alejandrina and Amadeo delivered in March and August 2007, respectively, to nine full months of operations of our Miranda I, which had undergone a conversion to double hull in the second quarter of 2007, and the operations of our product carrier Austral delivered in April 2008, partially offset by the sale of our Aframax product tanker vessel, Princess Marina, in September 2007, and by the off hire due to refurbishments of our Alianza G3, and  by the settlements of the effective portion of the FFAs contracted for our Suezmax OBO fleet which qualified as a cash flow hedge, which reduced the revenues of the Suezmax OBOs accordingly.

Total revenues from our Passenger Business decreased $7.0 million or 51%, from $13.7 million in the three months ended September 30, 2007 to $6.7 million in the same period of 2008. This decrease is primarily attributable to the sale of our passenger vessel, New Flamenco, in October 2007, partially offset by higher revenues on the operation of our Blue Monarch during the three months ended September 30, 2008.

Total revenues from our Passenger Business decreased $15.4 million or 62%, from $24.9 million in the first nine months of 2007 to $9.5 million in the same period of 2008. This decrease is primarily attributable to the sale of our passenger vessel, New Flamenco, in October 2007 (which had enjoyed off-season employment as a floating hotel during January and February 2007) partially offset by higher revenues on the operation of our Blue Monarch during the nine months ended September 30, 2008.

Voyage expenses. In the three months ended September 30, 2008, voyage expenses of our River Business were $21.4 million, as compared to $11.5 million for the same period of 2007, an increase of $9.9 million, or 86%. The increase is mainly attributable to higher fuel expenditure (an increase of $8.1 million) primarily due to higher fuel expenses, together with higher port expenses (which represents $1.6 million of this increase).

In the nine months ended September 30, 2008, voyage expenses of our River Business were $52.9 million, as compared to $29.8 million for the same period of 2007, an increase of $23.1 million, or 78%. The increase is mainly attributable to higher fuel expenditure (an increase of $18.8 million) primarily due to higher fuel expenses, together with higher port expenses (which represents $4.0 million of this increase).

In the three months ended September 30, 2008, voyage expenses of our Offshore Supply Business were $0.5 million, as compared to $0.4 million for the same period of 2007, an increase of $0.1 million or 25%. This increase is primarily attributable to the increase in brokerage commissions of our UP Esmeralda due to higher average rates obtained by this vessel in the third quarter of 2008, partially offset by lower voyage expenses, which were incurred in the positioning of our UP Topazio in the North Sea in 2007.

In the nine months ended September 30, 2008, voyage expenses of our Offshore Supply Business were $1.4 million, as compared to $1.1 million for the same period of 2007, an increase of $0.3 million, or 27%. This increase is primarily attributable to the delivery and commencement of operation of the UP Diamante in May 2007 and to the increase in the brokerage commissions due to the higher average rates obtained by our UP Agua-Marinha and UP Esmeralda, partially offset by lower voyage expenses incurred by our UP Topazio in the third quarter of 2008.

In the three months ended September 30, 2008, voyage expenses of our Ocean Business were $1.5 million, as compared to nil for the same period of 2007, an increase of $1.5 million. This increase is mainly attributable to the brokerage commissions paid by the operation of our Capesize vessel Princess Marisol delivered in November 2007, the bareboat charter hire paid for our product carrier Austral delivered in April 2008, and to higher brokerage commissions on the operations of our three Suezmax OBO vessels related to their higher time charter earnings.

In the nine months ended September 30, 2008, voyage expenses of our Ocean Business were $4.2 million, as compared to $0.5 million for the same period of 2007, an increase of $3.7 million, or 740%. This increase is mainly attributable to the brokerage commissions paid by the operation of our Capesize vessel Princess Marisol, which only commenced its activity with the Company in November 2007 was partially employed under COA mode in the first quarter 2008 and consequently incurred bunker costs during this period, the bareboat charter hire paid for our product carrier Austral delivered in April 2008, higher brokerage commissions on the operations of our Suezmax OBO vessels related to their higher time charter earnings, and husbandry expenses of our Miranda I.

In the three months ended September 30, 2008, voyage expenses of our Passenger Business were $3.9 million as compared to $3.8 million for the same period in 2007, an increase of $0.1 million, or 3%. This increase is primarily attributable to increases in fuel prices in the operation of our vessel Blue Monarch, almost entirely offset by the sale of our passenger vessel, New Flamenco, in October 2007.

In the nine months ended June 30, 2008, voyage expenses of our Passenger Business were $6.5 million as compared to $7.5 million for the same period in 2007, a decrease of $1.0 million, or 13%. This decrease is mainly attributable to the sale of our passenger vessel, New Flamenco, in October 2007, partially offset by higher voyage expenses of our Blue Monarch primarily due to increases in fuel prices.

Running costs. For the three months ended September 30, 2008, running costs of our River Business were $10.2 million, as compared to $7.0 million for the same period in 2007, an increase of $3.2 million, or 46%. This increase is mainly attributable to the operation of a larger number of pushboats as well as the employment of a larger number of barges than in the third quarter 2007, a larger quantity loaded, coupled with an increase in our boat and barge costs such as crew, supplies and repairs, also affected by the revaluation of some of the local currencies against the U.S. Dollar when compared with the rates of exchange that prevailed in the third quarter of 2007.

For the nine months ended September 30, 2008, running costs of our River Business were $27.1 million, as compared to $18.7 million for the same period in 2007, an increase of $8.4 million, or 45%. This increase is mainly attributable to the operation of a bigger fleet, which now included for nine full months in 2008 the operation of the Otto Candies convoy, as compared to less than seven months in the first nine months of 2007, and the entry into service of 90 Mississippi barges and four pushboats – acquired in the United States of America – between August 2007 and June 2008, coupled with an increase in our boat and barge costs such as crew, supplies and repairs also affected by the revaluation of some of the local currencies against the U.S. Dollar when compared with the rates of exchange that prevailed in the third quarter of 2007 and with an increase in the volumes carried.

For the three months ended September 30, 2008, running costs of our Offshore Supply Business were $4.4 million, as compared to $3.8 million for the same period in 2007, an increase of $0.6 million. This 16% increase is primarily attributable to a general increase in our Brazilian PSV fleet running costs attributable to both the appreciation of the Brazilian Real in relation to the US Dollar and operating and crew costs increases in Brazil.

For the nine months ended September 30, 2008, running costs of our Offshore Supply Business were $12.8 million, as compared to $9.6 million for the same period in 2007, an increase of $3.2 million. This 33% increase is primarily attributable to the commencement of operations of our UP Diamante in May 2007 and an increase in our Brazilian operations expenses primarily attributable to both the appreciation of the Brazilian Real and an operating cost increase in Brazil.

For the three months ended September 30, 2008, running costs of our Ocean Business were $9.9 million, as compared to $4.3 million for the same period in 2007, an increase of $5.6 million, or 130%. This increase is mainly attributable to the start of operations of our product carrier Amadeo and our Capesize vessel Princess Marisol in August and November 2007, respectively, and of our product carrier Austral in April 2008, coupled with a general increase in running costs of our ocean vessels in the third quarter of 2008.

For the nine months ended September 30, 2008, running costs of our Ocean Business were $26.7 million, as compared to $11.7 million for the same period in 2007, an increase of $15.0 million, or 128%. This increase is mainly attributable to the start of operations of our product carriers Alejandrina and Amadeo and our Capesize vessel Princess Marisol in March, August and November 2007, respectively, and of our product carrier Austral in April 2008, coupled with a general increase in running costs of our ocean vessels in 2008.

For the three months ended September 30, 2008, running costs of our Passenger Business were $3.3 million, compared to $5.4 million for the same period in 2007, a decrease of $2.1 million, or 39%. This decrease is mainly attributable to the sale of our vessel, New Flamenco in October 2007, partially offset by the higher cost of employment of certain Greek nationals on board the Blue Monarch.

For the nine months ended September 30, 2008, running costs of our Passenger Business were $7.4 million, compared to $13.6 million for the same period in 2007, a decrease of $6.2 million, or 46%. This decrease is mainly attributable to the sale of our vessel, New Flamenco, in October 2007, partially offset by increased running costs in the operation of our Blue Monarch mainly due to the higher cost of employment of certain Greek nationals on board the Blue Monarch.

Amortization of dry docking and intangible assets. For the three months ended September 30, 2008, amortization of dry docking and special survey costs were $1.0 million as compared to $1.9 million for the same period in 2007, a decrease of $0.9 million, 47%. This decrease is primarily attributable to the sales of our Aframax product tanker vessel, Princess Marina, in September 2007, and of our passenger vessel, New Flamenco, in October 2007, and a reduced level of amortization of drydock of our Suezmax OBO vessels and our dry barges.

For the nine months ended September 30, 2008, amortization of dry docking and special survey costs were $3.4 million as compared to $6.0 million for the same period in 2007, a decrease of $2.6 million, or 43%. This decrease is primarily attributable to the sale of our Aframax product tanker vessel, Princess Marina, in September 2007, and of our passenger vessel, New Flamenco, in October 2007, and a reduced level of amortization of drydock of our Suezmax OBO vessels and our dry barges.

Depreciation of vessels and equipment. Depreciation increased by $2.4 million, or 34%, to $9.4 million for the three months ended September 30, 2008 as compared to $7.0 million for the same period in 2007. This increase is primarily attributable to the entry into operation of our product carrier Amadeo in August 2007, and of our Capesize vessel Princess Marisol in November 2007, the additional depreciation associated with the acquisitions of the Otto Candies convoy, 90 Mississippi barges and four pushboats in the US, the increased value of our Blue Monarch, the depreciation associated with machinery added to our yard in Ramallo and the additional depreciation associated with the barge enlargement program and the barges included in the bottom replacement program. This increase is partially offset by the sale of our Aframax and passenger vessel, Princess Marina and New Flamenco, on September and October 2007, respectively, and by the reduction in the depreciation charge of our OBO vessels.

Depreciation increased by $7.6 million, or 39%, to $27.0 million for the nine months ended September 30, 2008 as compared to $11.7 million for the same period in 2007. This increase is primarily attributable to the entry into operation of our product carrier Amadeo in August 2007, and of our Capesize vessel Princess Marisol in November 2007, the additional depreciation associated with the acquisitions of the Otto Candies convoy and 90 Mississippi barges and four pushboats in the US, the delivery by the yard and entry into operation of the UP Diamante in May 2007, the increased value of our Miranda I (which was converted to double hull during the second quarter of 2007) and of our Blue Monarch, the depreciation associated with machinery added to our yard in Ramallo and the additional depreciation associated with the barge enlargement program and the barges included in the bottom replacement program. This increase is partially offset by the sale of our Aframax and passenger vessels, Princess Marina and New Flamenco, on September and October 2007, respectively, and by the reduction in the depreciation charge of our Suezmax OBO vessels.

Administrative and commercial expenses. Administrative and commercial expenses were $6.4 million for the three months ended September 30, 2008 as compared to $4.6 million for the same period in 2007, an increase of $1.8 million, or 40%. This increase of $1.8 million is mainly attributable to an increase in salaries and related charges.

Administrative and commercial expenses were $17.7 million for the nine months ended September 30, 2008 as compared to $14.4 million for the same period in 2007. This increase of $3.3 million, or 23%, is mainly attributable to an increase in salaries and related charges.

Other operating income. For the three months ended September 30, 2008, other operating income was $1.3 million as compared to $0.5 million for the same period in 2007, an increase of $0.8 million, or 160%. This increase is primarily attributable to the insurance proceeds received in connection with damage suffered by a heavy fuel engine upon its arrival in Argentina.

For the nine months ended September 30, 2008, other operating income was $3.8 million as compared to $0.6 million for the same period in 2007, an increase of $3.2 million, or 533%. This increase is primarily attributable to income related to the delay and loss of hire insurances of our UP Esmeralda, UP Topazio and Alejandrina during the first half of 2008 and to the insurance proceeds received in connection with damage suffered by a heavy fuel engine upon its arrival in Argentina.

Operating profit. Operating profit for the three months ended September 30, 2008 was $20.7 million, as compared to $13.8 million for the same period in 2007, an increase of $6.9 million, or 50%. This increase is mainly attributable to an improved performance of our Ocean and Offshore Supply Businesses (an $11.0 and $0.5 million increases respectively), partially offset by lower operating profits in the River and Passenger Businesses (decreases of $0.5 and $4.0 million respectively from the three months ended September 30, 2007).

Operating profit for the nine months ended September 30, 2008 was $58.3 million, as compared to $32.3 million for the same period in 2007, an increase of $26.0 million, or 81%. This increase is mainly attributable to an improved performance of our Ocean Business (a $36.9 million increase), partially offset by lower results in the River, Offshore Supply and Passenger Businesses (decreases of $4.1, $0.7 and $6.1 million respectively from first nine months in 2007).

Financial expense. For the three months ended September 30, 2008, financial expense was $8.2 million as compared to $5.0 million for the same period in 2007, an increase of $3.2 million, or 64%. The increase is mainly attributable to an increase in our total financial debt in comparison to the third quarter of 2007.

For the nine months ended September 30, 2008, financial expense was $19.0 million as compared to $14.6 million for the same period in 2007, an increase of $4.4 million, or 30%. This increase is primarily attributable to an increase in our total financial debt in comparison to the first nine months of 2007.

Net income (loss) on FFAs. For the three months ended September 30, 2008, net income on FFAs was nil as compared to a loss of $13.2 million in the same period of 2007. The $13.2 million loss for the three months ended September 30, 2007 was attributable primarily to the mark-to-market at that date of the FFA positions we had then outstanding that corresponded mainly to FFA positions until March 31, 2008 and to the settlements of FFA positions corresponding to the third quarter of 2007, which did not qualify as a cash flow hedge for accounting purposes.

The net income on FFAs increased to a net gain of $5.9 million for the nine months ended September 30, 2008 as compared to a loss of $16.2 million in the same period of 2007, an increase of $22.1 million. The $16.2 million loss for the nine months ended September 30, 2007 was primarily attributable to the settlements of the FFA positions for the third quarter of 2007 and to the non cash mark-to-market on September 30, 2007 of the FFA positions we had then outstanding covering mainly the positions until March 31, 2008, neither of which qualified as a cash flow hedge for accounting purposes. At the settlement dates of these positions the mark to market liability was lower than that accounted for at December 31, 2007 thus causing a net non-cash gain of $6.3 million in the first quarter of 2008.

Minority Interest. Minority Interest for the three months ended September 30, 2008 was $0.4 million, as compared to $0.2 million for the same period in 2007, an increase of $0.2 million, or 100% mainly attributable to higher results of our subsidiary in the Offshore Supply Business.

Minority Interest for the nine months ended September 30, 2008 was $0.9 million, as compared to $0.5 million for the same period in 2007, an increase of $0.4 million, or 80% mainly attributable to higher results of our subsidiary in the Offshore Supply Business.

Income tax. For the three months ended September 30, 2008 we had an income tax positive impact of $3.1 million, compared with a charge of $1.2 million for the same period in 2007. The $3.1 million gain in 2008 results mainly from a $5.1 million decrease in the deferred income tax charge from unrealized foreign currency exchange gains on US Dollar-denominated debt of our Brazilian subsidiary in our Offshore Supply Business, partially offset by taxes in our River and Ocean Business segments.                                   .

The charge for nine months ended September 30, 2008 was $0.3 million, compared with $5.0 million for the same period in 2007. The lower charge in 2008 compared with 2007 principally reflects the decrease in the deferred income tax charge from unrealized foreign currency exchange gains on US Dollar-denominated debt of our Brazilian subsidiary in our Offshore Supply Business of $5.1 million for the first nine months of 2008, partially offset by taxes in our River and Ocean Business segments.

Liquidity and Capital Resources

We are a holding company and operate in a capital-intensive industry requiring substantial ongoing investments in revenue-producing assets. Our subsidiaries have historically funded their vessel acquisitions through a combination of bank indebtedness, shareholder loans, cash flow from operations and equity contributions.

The ability of our subsidiaries to make distributions to us may be limited by, among other things, restrictions under our credit facilities and applicable laws of the jurisdictions of their incorporation or organization.

As of September 30, 2008, we had aggregate indebtedness of $395.9 million, consisting of $180.0 million aggregate principal amount of our First Preferred Ship Mortgage Notes due 2014, or the Notes, consolidated indebtedness of our subsidiary UP Offshore (Bahamas) Limited of $86.9 million under three senior loan facilities with DVB, indebtedness of our subsidiary Ingatestone Holdings Inc. of $6.9 million under a senior loan facility with DVB / Natixis, indebtedness of our subsidiary Stanyan Shipping Inc. of $12.3 million under a senior loan facility with Natixis, indebtedness of our subsidiary Hallandale Commercial Corp. of $17.9 million under a senior loan facility with Nordea Bank, indebtedness of our subsidiary Lowrie Shipping LLC of $21.9 million under a senior loan facility with Banco BICE, indebtedness of the Company of $10.0 million under a revolving credit line with Banco BICE, indebtedness of our subsidiaries UABL Barges (Panama) Inc., Marine Financial Investment Corp., Eastham Barges Inc. and UABL Paraguay S.A. of $60.0 million in the aggregate under two senior loan facilities with International Finance Corporation, and total accrued interest of $6.4 million.

At September 30, 2008, we had cash and cash equivalents on hand of $106.7 million. In addition, we had $4.9 million in current and non current restricted cash.

Operating Activities

In the nine months ended September 30, 2008, we generated $40.3 million in cash flow from operations compared to $42.7 million in the same period of 2007. Cash flow from operations for the nine months ended September 30, 2008 includes ($12.6) million in net cash settlements on FFAs, which correspond to (i) the replacement of certain cleared FFAs with OTC FFAs and which would have been spread evenly between the third and fourth quarters of 2008 had the replacement not taken place, and to (ii) the remaining cash settlements of the cleared and OTC FFAs which occurred during the period. We had a net income of $44.1 million for the first nine months ended September 30, 2008, as compared to a net loss of ($1.8) million in the same period of 2007, an increase of $45.9 million. Included in the result for the first nine months ended September 30, 2008 are $5.9 million in non-cash gains due to the mark-to-market under our FFAs in the first quarter of 2008 and a non-cash gain of $1.6 million due to the net effect during the period of the provision for a deferred income tax charge from unrealized foreign currency exchange rate gains on U.S. Dollar-denominated debt of our Brazilian subsidiary in the Offshore Supply Business.

Net cash provided by operating activities consists of our net income increased by non-cash expenses, such as depreciation and amortization of deferred charges, and adjusted by changes in working capital and expenditures for dry docking.

Investing Activities

During the nine months ended September 30, 2008, we disbursed $16.0 million to enlarge and refurbish barges and pushboats, $9.7 million in new engines and the construction / modification of the pushboat that will receive them, $29.4 million as part of the purchase of 45 Mississippi barges and three pushboats, $12.2 million related to the civil engineering and machinery of our new barge building yard in our River Business; and $24.0 million to fund the advance on the two PSVs that are being constructed in China, the installments on the PSVs being built in India and the UP Rubi, under construction in Brazil, in our Offshore Supply Business.

Financing Activities

Net cash provided by financing activities was $55.7 million during the nine months ended September 30, 2008, compared to net cash provided by financing activities of $142.4 million during the same period of 2007. The decrease in cash provided by financing activities is mainly attributable to the $6.5 million used in repurchasing shares as compared to none in the same period of 2007, $13.0 million used in principal repayments as compared to $5.1 million in the same period of 2007, and $91.1 million less of net proceeds from offering of common shares (no new public offerings in the nine months ended September 30, 2008), partially offset by $25.3 million less in early repayments of financial debt in the nine months ended September 30, 2008 and $9.7 million more of proceeds from long-term financial debt.

Future Capital Requirements

Our near-term cash requirements are related primarily to funding operations and the scheduled installments of our new vessels under construction, setting up our new yard for building barges in Argentina, potentially acquiring second-hand vessels, covering margin calls and settlements under our outstanding cleared FFAs, increasing the size of some of our barges, purchasing new engines for our line pushboats and drydocking as well as passing special surveys on our Ocean vessels. We cannot assure that our actual cash requirements will not be greater than we currently expect. If we cannot generate sufficient cash flow from operations, we may obtain additional funding through capital market transactions, bank debt and/or other financial instruments, although it is possible some or all of these sources will not be available to us.

Supplemental Information

The following table reconciles our EBITDA to our net income (loss):

$(000)	Nine Months Ended September 30,
	2008	2007

Net Income (loss)	$44,118	$(1,830)
Plus
Financial expense	19,027	14,639
Income taxes	296	5,032
Depreciation and amortization	30,383	25,430

EBITDA (1)	$93,824	$43,271

The following tables reconcile our EBITDA to our segment operating profit (loss) for the nine months ended September 30, 2008 and 2007, on a consolidated and a per segment basis:

$(000)	Nine Months Ended September 30, 2008
	River	Offshore Supply	Ocean	Passenger	TOTAL

Segment operating profit (loss)	$5,073	$12,401	$48,007	$(7,205)	$58,276
Depreciation and amortization	9,544	3,628	14,584	2,627	30,383
Investment in affiliates / Minority interest	(118)	(864)	(131)	-	(1,113)
Other, net(2)	(451)	26	6	-	(419)
Net income on FFAs	-	-	5,862	-	5,862

Segment EBITDA	$14,048	$15,191	$68,328	$(4,578)	$92,989

Items not included in segment EBITDA
Financial income					835

Consolidated EBITDA					$93,824

$(000)	Nine Months Ended September 30, 2007
	River	Offshore Supply	Ocean	Passenger	TOTAL

Segment operating profit (loss)	$9,262	$13,076	$11,040	$(1,149)	$32,229
Depreciation and amortization	7,134	3,175	10,968	4,153	25,430
Investment in affiliates / Minority interest	(72)	(520)	543	-	(49)
Other, net(2)	(415)	17	26	(28)	(400)
Net loss on FFAs	-	-	(16,235)	-	(16,235)

Segment EBITDA	$15,909	$15,748	$6,342	$2,976	$40,975

Items not included in segment EBITDA
Financial income					2,296

Consolidated EBITDA					$43,271

(1) EBITDA consists of net income (loss) prior to deductions for interest expense and other financial gains and losses, income taxes, depreciation and amortization of dry dock expense and financial gain (loss) on extinguishment of debt. We believe that EBITDA is intended to exclude all items that affect results relating to financing activities. The gains and losses associated with extinguishment of debt are a direct financing item that affects our results, and therefore should not be included in EBITDA. We do not intend for EBITDA to represent cash flows from operations, as defined by GAAP (on the date of calculation), and should not be considered as an alternative to net income (loss) as an indicator of our operating performance or to cash flows from operations as a measure of liquidity. This definition of EBITDA may not be comparable to similarly titled measures disclosed by other companies. We have provided EBITDA in this filing because we believe it provides useful information to investors to measure our performance and evaluate our ability to incur and service indebtedness.

 (2) Individually not significant.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

Condensed Consolidated Financial Statements at September 30, 2008

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

TABLE OF CONTENTS TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

CONTENTS	PAGE

•Financial statements

–Condensed consolidated balance sheets at September 30, 2008 (unaudited) and December 31, 2007	- F-1 -

–Condensed consolidated statements of operations for the nine-month periods ended September 30, 2008 and 2007 (unaudited)	- F-2 -

–Condensed consolidated statements of changes in shareholders’ equity for the nine-month periods ended September 30, 2008 and 2007 (unaudited)	- F-3 -

–Condensed consolidated statements of cash flows for the nine-month periods ended September 30, 2008 and 2007 (unaudited)	- F-4 -

–Notes to unaudited condensed consolidated financial statements	- F-5 -

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

(Stated in thousands of U.S. dollars, except par value and share amounts)

	At September 30, 2008 (unaudited)	At December 31, 2007
ASSETS

CURRENT ASSETS

Cash and cash equivalents	$106,721	$64,262
Restricted cash	2,075	-
Accounts receivable, net of allowance for doubtful accounts of $288 and $248 in 2008 and 2007, respectively	31,529	15,680
Receivables from related parties	2,917	2,804
Operating supplies	6,530	4,961
Prepaid expenses	7,694	3,198
Other receivables	59,413	14,336
Total current assets	216,879	105,241
NONCURRENT ASSETS

Other receivables	36,563	7,793
Receivables from related parties	2,280	2,280
Restricted cash	2,846	20,168
Vessels and equipment, net	532,908	462,292
Dry dock	4,032	4,428
Investment in affiliates	2,007	2,257
Intangible assets	2,372	2,961
Goodwill	5,015	5,015
Other assets	7,599	6,877
Deferred income tax assets	2,693	2,848
Total noncurrent assets	598,315	516,919
Total assets	$815,194	$622,160

LIABILITIES, MINORITY INTEREST AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES

Accounts payable	$19,079	$16,813
Payable to related parties	19	718
Accrued interest	6,400	2,579
Current portion of long-term financial debt	29,358	17,795
Other payables	2,562	2,568
Total current liabilities	57,418	40,473
NONCURRENT LIABILITIES

Long-term financial debt	366,521	314,140
Deferred income tax liability	9,570	10,663
Total noncurrent liabilities	376,091	324,803
Total liabilities	433,509	365,276

MINORITY INTEREST	4,605	3,742

SHAREHOLDERS’ EQUITY
Common stock, $.01 par value: 100,000,000 authorized shares; 32,771,859 and 33,443,030 shares issued and outstanding in 2008 and 2007	327	334
Additional paid-in capital	267,981	266,647
Treasury stock 671,171 shares	(6,459)	-
Accumulated earnings	53,790	9,672
Accumulated other comprehensive income (loss)	61,441	(23,511)
Total shareholders’ equity	377,080	253,142
Total liabilities, minority interest and shareholders’ equity	$815,194	$622,160

The accompanying notes are an integral part of
these unaudited condensed consolidated financial statements

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)

(Stated in thousands of U.S. dollars, except share and per share data)

	For the nine-month periods ended September 30,
	2008	2007
REVENUES

Revenues from third parties	$241,683	$160,990
Revenues from related parties	-	2,952
Total revenues	241,683	163,942

OPERATING EXPENSES

Voyage expenses	(65,090)	(38,857)
Running costs	(74,015)	(53,579)
Amortization of dry docking	(2,813)	(5,450)
Depreciation of vessels and equipment	(26,981)	(19,391)
Amortization of intangible assets	(589)	(589)
Administrative and commercial expenses	(17,684)	(14,425)
Other operating income	3,765	578
	(183,407)	(131,713)
Operating profit	58,276	32,229

OTHER INCOME (EXPENSES)

Financial expense	(19,027)	(14,639)
Financial income	835	2,296
Net income (loss) on FFAs	5,862	(16,235)
Investment in affiliates	(250)	454
Other, net	(419)	(400)
Total other expenses	(12,999)	(28,524)

Income before income taxes and minority interest	45,277	3,705

Income taxes	(296)	(5,032)
Minority interest	(863)	(503)
Net income (loss)	$44,118	$(1,830)

Basic net income (loss) per share	$1.35	$(0.06)
Diluted net income (loss) per share	$1.34	$(0.06)
Basic weighted average number of shares	32,749,884	31,061,380
Diluted weighted average number of shares	32,897,548	31,061,380

The accompanying notes are an integral part of
these unaudited condensed consolidated financial statements

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(UNAUDITED)

(Stated in thousands of U.S. dollars, except share data)

Balance	Shares amount	Common stock	Additional paid-in capital	Treasury stock	Accumulated earnings	Accumulated other comprehensive income (loss)	Total

December 31, 2006	28,346,952	$283	$173,826	$-	$5,231	$89	$179,429

Issuance of common stock	5,096,078	51	96,774	-	-	-	96,825

Underwriting fees and issuance expenses	-	-	(5,731)	-	-	-	(5,731)

Compensation related to option and restricted stock granted	-	-	1,374	-	-	-	1,374

Comprehensive income:
–Net loss	-	-	-	-	(1,830)	-	(1,830)
–Effect of derivative financial instruments	-	-	-	-	-	(19,086)	(19,086)
Total comprehensive loss							(20,916)
September 30, 2007	33,443,030	$334	$266,243	$-	$3,401	$(18,997)	$250,981

December 31, 2007	33,443,030	$334	$266,647	$-	$9,672	$(23,511)	$253,142

Compensation related to options and restricted stock granted	-	-	1,334	-	-	-	1,334

Repurchase of common shares	(671,171)	(7)	-	(6,459)	-	-	(6,466)

Comprehensive income
–Net income	-	-	-	-	44,118	-	44,118
–Effect of derivative financial instruments	-	-	-	-	-	84,952	84,952
Total comprehensive income							129,070
September 30, 2008	32,771,859	$327	$267,981	$(6,459)	$53,790	$61,441	377,080

The accompanying notes are an integral part of
these unaudited condensed consolidated financial statements

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

(Stated in thousands of U.S. dollars)

	For the nine-month periods ended September 30,
	2008	2007
CASH FLOWS FROM OPERATING ACTIVITIES

Net income (loss)	$44,118	$(1,830)

Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation of vessels and equipment	26,981	19,391
Amortization of dry docking	2,813	5,450
Expenditure for dry docking	(2,417)	(4,740)
Net (income) loss on FFAs	(5,862)	16,235
Cash settlements on FFAs, net	(12,562)	-
Amortization of intangible assets	589	589
Share-based compensation	1,334	1,374
Note issuance expenses amortization	1,100	750
Minority interest in equity of subsidiaries	863	503
Net loss (gain) from investment in affiliates	250	(454)
Allowance for doubtful accounts	40	142

Changes in assets and liabilities net of effects from purchase of Otto Candies in 2007:
Decrease (increase) in assets:
Restricted cash	(1,085)	-
Accounts receivable	(15,889)	1,219
Receivable from related parties	(113)	(457)
Operating supplies	(1,569)	(95)
Prepaid expenses	(4,496)	(2,438)
Other receivables	(409)	(1,293)
Other	2,391	466
Increase (decrease) in liabilities:
Accounts payable	2,266	2,144
Payable to related parties	(699)	(420)
Other	2,613	6,136
Net cash provided by operating activities	40,257	42,672

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of vessels and equipment ($21,712 and $16,277 in 2008 and 2007 for vessels in construction)	(99,899)	(89,879)
Purchase of Otto Candies, net of cash acquired	-	(13,772)
Net decrease (increase) in funding cash collateral of FFAs	51,851	(41,992)
Cash settlements of FFAs	(5,408)	(935)
Net cash (used in) investing activities	(53,456)	(146,578)

CASH FLOWS FROM FINANCING ACTIVITIES
Scheduled repayments of long-term financial debt	(12,954)	(5,104)
Early repayments of long-term financial debt	-	(25,300)
Proceeds from long-term financial debt	91,900	82,244
Net decrease in short-term financial debt	(15,000)	-
Proceeds from common shares public offering, net of issuance costs	-	91,094
Funds used in repurchase common shares	(6,466)	-
Other, net	(1,822)	(532)
Net cash provided by financing activities	55,658	142,402
Net increase in cash and cash equivalents	42,459	38,496

Cash and cash equivalents at the beginning of year	$64,262	$20,648
Cash and cash equivalents at the end of period	$106,721	$59,144

The accompanying notes are an integral part of
these unaudited condensed consolidated financial statements

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(Stated in thousands of U.S. dollars, except per share data and otherwise indicated)
(Information pertaining to the nine-month periods ended September 30, 2008 and 2007 is unaudited)

1.	NATURE OF OPERATIONS AND CORPORATE ORGANIZATION

Nature of operations

Ultrapetrol (Bahamas) Limited (“Ultrapetrol Bahamas”, “Ultrapetrol”, “the Company”, “us” or “we”) is a company organized and registered as a Bahamas Corporation since December 1997.

We are a shipping transportation company serving the marine transportation needs of our clients in the markets on which we focus.  We serve the shipping markets for grain, forest products, minerals, crude oil, petroleum, and refined petroleum products, as well as the offshore oil platform supply market, and the leisure passenger cruise market through our operations in the following four segments of the marine transportation industry. In our River Business we are an owner and operator of river barges and pushboats in the Hidrovia region of South America, a region of navigable waters on the Parana, Paraguay and Uruguay Rivers and part of the River Plate, which flow through Brazil, Bolivia, Uruguay, Paraguay and Argentina. In our Offshore Supply Business we own and operate vessels that provide logistical and transportation services for offshore petroleum exploration and production companies, in the North Sea and the coastal waters of Brazil. In our Ocean Business, we are an owner and operator of oceangoing vessels that transport petroleum products and dry cargo. In our Passenger Business, we are an owner of a cruise vessel that transport passengers primarily cruising the Aegean Sea.

2.	SIGNIFICANT ACCOUNTING POLICIES

a)	Basis of presentation and principles of consolidation

The unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) for interim financial information.  The consolidated balance sheet at December 31, 2007, has been derived from the audited financial statement at that date.  The unaudited condensed consolidated financial statements do not include all of the information and footnotes required by US GAAP for complete financial statements.  All adjustments which, in the opinion of the management of the Company, are considered necessary for a fair presentation of the results of operations for the periods shown are of a normal, recurring nature and have been reflected in the unaudited condensed consolidated financial statements.  The results of operations for the periods presented are not necessarily indicative of the results expected for the full fiscal year or for any future period.

The unaudited condensed consolidated financial statements include the accounts of the Company and its subsidiaries, both majority and wholly owned.  Significant intercompany accounts and transactions have been eliminated in this consolidation. Investments in 50% or less owned affiliates, in which the Company exercises significant influence, are accounted for by the equity method.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

b)	Earnings per share

In accordance with Statement of Financial Accounting Standards No. 128, Earnings per share (“SFAS 128”) basic net income per share is computed by dividing the net income by the weighted average number of common shares outstanding during the relevant periods net of shares held in treasury.  Diluted net income per share reflects the potential dilution that could occur if securities or other contracts to issue common shares result in the issuance of such shares. In determining dilutive shares for this purpose the Company assumes, through the application of the treasury stock method, all restricted stock grants have vested, all common shares have been issued pursuant to the exercise of all outstanding stock options and all common shares have been issued pursuant to the issuance of all outstanding warrants.

Antidilutive instruments are excluded from net income per share calculations in all periods for which they are antidilutive.

The following table sets forth the computation of basic and diluted net income (loss) per share:

	For the nine-month periods ended September 30,
	2008	2007

Net income (loss)	$44,118	$(1,830)

Basic weighted average number of shares	32,749,884	31,061,380

Effect on dilutive shares:

Options and restricted stock	84,876	-

Warrants issued	62,788	-
Diluted weighted average number of shares	32,897,548	31,061,380

Basic net income (loss) per share	$1.35	$(0.06)

Diluted net income gain (loss) per share	$1.34	$(0.06)

c)	Comprehensive Income (Loss)

Statement of Financial Accounting Standards No. 130 Reporting Comprehensive Income (“SFAS 130”), establishes standard for reporting comprehensive income (loss), which is defined as the change in equity arising from non-owner sources.  Comprehensive income (loss) is reflected in the consolidated statement of shareholders’ equity.

The components of accumulated other comprehensive income (loss) in the unaudited condensed consolidated balance sheets were as follows:

	At September 30, 2008	At December 31, 2007

Unrealized gain (losses) on forward freight agreements (FFAs)	61,265	(23,800)

Unrealized gain on EURO hedge	176	182

Unrealized gain on forward fuel purchases	-	107

Unrealized gain (losses) on derivative financial instruments	61,441	(23,511)

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

The components of the change in the accumulated unrealized income (losses) on derivative financial instruments were as follows:

	For the nine-months period ended September 30,
	2008	2007
Reclassification adjustments for amounts included in net income (loss):

-- Revenues	25,343	-
-- Voyage expenses	(379)	98
-- Depreciation of vessels and equipment	(6)	(6)

Change in unrealized impact on:

-- FFAs	59,722	(19,178)
-- Forward fuel purchases	272	-
	84,952	(19,086)

d)	Fair value measurements

On September 16, 2006, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards N° 157, Fair Value Measurements (“SFAS 157”). SFAS 157 provides a single definition of fair value, together with a framework for measuring it, and requires additional disclosure about the use of fair value to measure assets and liabilities.  The Company adopted SFAS 157 effective January 1, 2008, with no material impact on the Company’s consolidated financial position or its results of operations.

The fair value of an asset or liability, as defined by SFAS 157, is the price that would be received to sell an asset or transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date.  SFAS 157 establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value and defines three levels of inputs that may be used to measure fair value.  Level 1 inputs are quoted prices in active markets for identical assets or liabilities.  Level 2 inputs are observable inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets or liabilities in active markets, quoted prices in markets that are not active, inputs other than quoted prices that are observable for the asset or liability, or inputs derived from observable market data.  Level 3 inputs are unobservable inputs that are supported by little or no market activity and are significant to the fair value of the assets or liabilities.

The Company’s assets and liabilities as of September 30, 2008 that are measured at fair value on a recurring basis are summarized below:

Level 2
Assets

Forward freight agreements	73,379

e)	Change in accounting estimate

Considering the years of service, the condition and performance of its three Suezmax Oil/Bulk/Ore (OBO) vessels, effective October 1, 2007 management’ reviewed and extended their estimated useful lives from 24 to 27 years. The impact of this change in estimate on the nine-month period ended September 30, 2008 increased net income, basic net income per share and diluted net income per share in the amount of $2,070, $0.06 and $0.06 per share, respectively.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

f)	Newly issued accounting standards

In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities, an amendment of SFAS No. 133” (“SFAS 161”).  SFAS 161 requires qualitative disclosures about an entity’s objectives and strategies for using derivatives and quantitative disclosures about how derivative instruments and related hedged items affect an entity’s financial position, financial performance and cash flows.  SFAS 161 is effective for fiscal years, and interim periods within those fiscal years, beginning after November 15, 2008, with early application allowed.  SFAS 161 allows but does not require, comparative disclosures for earlier periods at initial adoption.

In May 2008, the FASB issued SFAS No. 162, The Hierarchy of Generally Accepted Accounting Principles.  SFAS No. 162 identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements that are presented in conformity with generally accepted accounting principles in the United States.  SFAS No. 162 will be effective 60 days following the SEC’s approval of the Public Company Accounting Oversight Board amendments to AU Section 411, The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles.  The Company does not expect the adoption of SFAS No. 162 will result in a change in current practice and as such will have no impact on its consolidated financial position or its results of operations.

3.	VESSELS AND EQUIPMENT, NET

The capitalized cost of the vessels and equipment, and the related accumulated depreciation at September 30, 2008 and December 31, 2007 were as follows:

	At September 30, 2008	At December 31, 2007

Ocean-going vessels	$236,217	$228,090
River barges and pushboats	229,035	172,041
PSVs	113,891	113,862
Construction of PSVs in progress	22,847	19,609
Advance for PSVs construction	39,938	18,226
Passenger vessels	15,650	14,344
Furniture and equipment	7,010	6,784
Building, land and operating base	11,868	11,327
Yard construction in progress	18,025	5,770
Advances to vendors	-	6,941
Total original book value	694,481	596,994
Accumulated depreciation	(161,573)	(134,702)
Net book value	$532,908	$462,292

As of September 30, 2008, the net book value of the assets pledged as a guarantee of our long term financial debt described in note 4 was $354,000.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

-	River Business

On September 26, 2007 and February 5 and 21, 2008, we entered into purchase agreements to acquire 30 Mississippi barges and a 7,200 HP push-boat, the M/V Harry Waddington, for an aggregate consideration of $8,094.

The Company has also incurred $5,530 in additional direct costs relating to this acquisition and on April 1, 2008 these equipments were positioned in the Hidrovia Region.

On March 27 and 28, 2008, we entered into purchase agreements to acquire 27 Mississippi barges and two push boats, (M/V Joey C and M/V Bob Blocker) for an aggregate consideration of $10,415.

The Company has also incurred $6,163 in additional direct costs relating to this acquisition.

The 27 Mississippi barges and two push boats were positioned in the Hidrovia Region in May 2008.

-	Offshore Supply Business

On December 21, 2007, UP Offshore (Bahamas) Ltd. signed two contracts with a shipyard in China to construct two PSVs, with deliveries in 2009 and 2010. The price for each new PSV to be constructed in China is $26,400, to be paid in five installments of 20% of the contract price each, prior to delivery. As of September 30, 2008, UP Offshore (Bahamas) Ltd. had paid the first installment of $10,520, which is recorded under Advance for PSVs construction.

On February 21 and June 13, 2007, UP Offshore (Bahamas) Ltd. signed shipbuilding contracts with a shipyard in India for construction of four PSVs with a combined cost of $88,052, with delivery in June and October 2009 and March and July 2010. The purchase price will be paid in five installments of 20% of the purchase price each, prior to delivery.

As of September 30, 2008, UP Offshore (Bahamas) Ltd. had paid installments of its PSVs under construction in India totalling $26,415, which is recorded under Advance for PSVs construction account.

As of September 30, 2008, the Company had remaining commitments of $107,678 on non-cancelable contracts for the construction of seven PSVs (four in India, two in China and one in Brazil) scheduled for delivery between March 2009 and July 2010.

-	Passenger Business

On June 30, 2008, the Company entered into a Memorandum of Agreement (“MOA”), subsequently modified by two addendums signed on July 24 and August 6, 2008, whereby it agreed to sell the passenger vessel, Blue Monarch. Under the terms of the agreement, the buyers were supposed to deposit the purchase price prior to August 25, 2008 in a joint escrow account, while the delivery of the vessel would have taken place at the end of the 2008 cruising season in the Aegean. This transaction was not materialized because the buyer failed to make the deposit accordingly.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

4.	LONG-TERM FINANCIAL DEBT

Balances of long-term financial debt at September 30, 2008 and December 31, 2007:

	Financial institution /		Nominal value
	Other	Due-year	Current	Noncurrent	Total	Interest rate

Ultrapetrol (Bahamas) Ltd.	Private Investors (Notes)	2014	-	$180,000	$180,000	9.000%
UP Offshore Apoio	DVB AG	Through 2016	1,178	9,775	10,953	Libor + 1.200%
UP Offshore (Bahamas) Ltd.	DVB AG	Through 2016	5,022	48,175	53,197	Libor + 1.200%
UP Offshore (Bahamas) Ltd.	DVB AG	Through 2017	3,000	19,750	22,750	Libor + 1.500%
Stanyan Shipping Inc.	Natixis	Through 2017	908	11,346	12,254	6.380%
Lowrie Shipping LLC	BICE	Through 2012	6,250	15,625	21,875	Libor + 2.950%
Ultrapetrol (Bahamas) Ltd.	BICE	2008	10,000	-	10,000	Libor + 1.625%
Hallandale Commercial Corp.	Nordea	Through 2014	3,000	14,950	17,950	Libor + 1.250%
Ingatestone Holdings Inc.	DVB AG and Natixis	Through 2019	-	6,900	6,900	Libor + 1.500%
UABL Paraguay S.A.	IFC	Through 2018	-	25,000	25,000	Libor + 3.000%
UABL Barges and others	IFC	Through 2018	-	35,000	35,000	Libor + 3.000%
At September 30, 2008			$29,358	$366,521	$395,879
At December 31, 2007			$17,795	$314,140	$331,935

Loan with DVB Bank AG (DVB AG) and Natixis

On June 24, 2008 Ingatestone Holdings Inc., as Borrower, and Ultrapetrol (Bahamas) Limited, UP Offshore (Bahamas) Ltd., Bayshore Shipping Inc., Gracebay Shipping Inc., Springwater Shipping Inc. and Woodrow Shipping Inc. (all of these our subsidiaries in the Offshore Supply Business), as joint and several Guarantors, entered into a senior secured term loan facility of up to $93,600 with DVB AG and Natixis, as co-lender, to finance the construction and delivery of our PSVs being constructed at Bharati Shipyard Ltd. in India.

This loan is divided into two tranches:

-
Tranche A, amounting to $60,000, to be made available for each ship in the amount of up to $15,000 in multiple advances for the payment of installments of the contract price due under the applicable shipbuilding contract. This tranche accrues interest at LIBO rate plus a margin of 1.5% and shall be repaid by (i) 40 quarterly installments of $250 per ship and (ii) a balloon repayment of $5,000 together with the last installment. The first quarterly repayment shall commence on the date falling three months after the delivery date of such ship.

During the pre-delivery period, advances of Tranche A in respect of each ship shall not exceed $3,450 per advance and in the aggregate for each ship the lesser of (i) 60% of the relevant construction cost and (ii) $13,800.

-
Tranche B, amounting to $33,600, to be made available for each ship in the amount of up to $8,400 in a single advance on the delivery date of such ship. This tranche accrues interest at LIBO rate plus a margin of 1.75% per annum and shall be repaid by 20 quarterly installments of $420 per ship. The first quarterly repayment shall commence on the date falling three months after the delivery date of such ship.

The loan contains customary covenants which are similar to the stipulated covenants in previous loans entered with DVB AG.  The agreements governing the facility also contain customary events of default. If an event of default occurs and is continuing, DVB AG and Natixis may require the entire amount of the loans be immediately repaid in full.

On June 27, 2008, we drew down $6,900 as first advance of the Tranche A applicable to our two first PSVs under construction.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

Four-year term $25,000 secured loan agreement with Banco BICE

On January 25, 2008, Lowrie Shipping LLC (our wholly owned subsidiary in the Ocean Business and the owner of the Princess Marisol), as Borrower, Ultrapetrol (Bahamas) Limited and Angus Shipping LLC, as Guarantors, and Tuebrook Holdings Inc., as Pledgor entered into a four-year term, $25,000 secured loan agreement with Banco BICE for the purpose of repaying the $25,000 we have borrowed from Banco BICE under the revolving credit facility.

On January 29, 2008 we drew down $25,000 under the secured loan agreement.

The loan shall be repaid by 16 consecutive quarterly installment of $1,562 each beginning in April 2008.  The loan accrues interest at LIBOR plus 2.95% per annum.

The loan is secured by a mortgage on the Princess Marisol and is jointly and severally irrevocable and unconditionally guaranteed by Ultrapetrol (Bahamas) Limited and Angus Shipping LLC.  The loan also contains customary covenants that limit, among other things, the Borrower’s and the Guarantors’ ability to incur additional indebtedness, grant liens over their assets, sell assets, pay dividends, repay indebtedness, merge or consolidate, change lines of business and amend the terms of subordinated debt.  The loan contains various restrictive covenants including interest coverage, financial debt to shareholders’ equity and financial debt to EBITDA ratios, as well as customary events of default.

Revolving non-secured credit facility with Banco BICE

On October 12, 2007, we entered into a three-year, $10,000, revolving non-secured credit facility with Banco BICE.  Our obligations under this credit facility are guaranteed by three of our subsidiaries.  This loan bears interest at LIBOR plus 1.625% per annum.

As of September 30, 2008, we drew down $10,000 available under this revolving non-secured credit facility which due on January 13, 2009.

Loan with International Finance Corporation (“IFC”)

a)	Loan facility up to $25,000

On September 15, 2008 UABL Paraguay S.A., as Borrower, and IFC entered into a loan agreement to partially finance: (i) the replacement of existing pushboat engines and conversion of pushboats to install such engines, (ii) the enlargement and re-bottoming of existing barges, (iii) the construction and acquisition of additional pushboats and barges and (iv) supplies and related equipment for the foregoing.

The loan shall be repaid by 17 consecutive sixth-monthly installment of $1,087 for the first 9 payments and 1,902 for the last 8 payments, beginning in June 2012.  The loan accrues interest at LIBOR plus 3% for the first payment due on December 2008.  The next interest installments will be calculated considering LIBOR plus a percentage ranging between 1.875% to 3.250% obtained from the Guarantor Prospective Debt Service Coverage ratio as indicated in the agreement.

The loan is secured by a mortgage on part of our River Business fleet.  The loan contains various restrictive covenants, among others, that limit the Borrower’s ability to declare or pay any dividend, incur capital expenditures, leases, enter into any derivative transaction, except hedging arrangements for fuel.

On September 30, 2008 we drew down $25,000 under the loan agreement.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

b)	Loan facility up to $35,000

On September 15, 2008 UABL Barges (Panama) Inc., UABL Towing Services S.A., Marine Financial Investment Corp. and Eastham Barges Inc. (all our subsidiaries in the River Business), as Borrowers, and IFC entered into a loan agreement to partially finance: (i) the replacement of existing pushboat engines and conversion of pushboats to install such engines, (ii) the enlargement and re-bottoming of existing barges, (iii) the construction and acquisition of additional pushboats and barges and (iv) supplies and related equipment for the foregoing.

The loan shall be repaid by 16 consecutive sixth-monthly installment of $1,522 for the first 9 payments and 2,663 for the last 8 payments, beginning in June 2012.  The loan accrues interest at LIBOR plus 3% for the first payment due on December 2008.  The next interest installments will be calculated considering LIBOR plus a percentage ranging between 1.875% to 3.250% obtained from the Guarantor Prospective Debt Service Coverage ratio as indicated in the agreement.

The loan is secured by a mortgage on part of our River Business fleet.  The loan contains various restrictive covenants, among others, that limit the each Borrower’s ability to declare or pay any dividend, incur capital expenditures, leases, enter into any derivative transaction, except hedging arrangements for fuel.

On September 30, 2008 we drew down $35,000 under the loan agreement.

5.	COMMITMENTS AND CONTINGENCIES

The Company is subject to legal proceedings, claims and contingencies arising in the ordinary course of business. When such amounts can be estimated and the contingency is probable, management accrues the corresponding liability.  While the ultimate outcome of lawsuits or other proceedings against the Company cannot be predicted with certainty, management does not believe the costs of such actions will have a material effect on the Company´s consolidated financial position or results of operations.

a)	Paraguayan Customs Dispute

On September 21, 2005 the local Customs Authority of Ciudad del Este, Paraguay issued a finding that certain UABL entities owe taxes to that authority in the amount of $2,200, together with a fine for non-payment of the taxes in the same amount, in respect of certain operations of our River Business for the prior three-year period. This matter was referred to the Central Customs Authority of Paraguay. We believe that this finding is erroneous and UABL has formally replied to the Paraguayan Customs Authority contesting all of the allegations upon which the finding was based.

After review of the entire case the Paraguayan Central Tax Authorities who have jurisdiction over the matter have confirmed the Company has no liability in respect of two of the three matters at issue, while they held a dissenting view on the third issue.  Through a Resolution which was notified to UABL on October 13, 2006 the Paraguayan Undersecretary for Taxation has confirmed that, in his opinion, the Company is liable for a total of $731 and has applied a fine of 100% of this amount. On November 24, 2006, the court confirmed that UABL is not liable for the first two issues.  The Company has entered a plea with the respective court contending the interpretation on the third issue where the Company claims to be equally non-liable.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

We have been advised by UABL’s counsel in the case that they believe that there is only a remote possibility that a court would find UABL liable for any of these taxes or fines.

b)	Tax claim in Bolivia

On November 3, 2006 and April 25, 2007, the Bolivian Tax Authority (Departamento de Inteligencia Fiscal de la Gerencia Nacional de Fiscalización) issued a notice informing that UABL International S.A. (a Panamanian subsidiary of the Company in the River Business) would owe taxes to that authority in the amount of $4,928 (including interest and fines).  On June 18, 2007 our legal counsel in Bolivia submitted points of defense to the Bolivian tax authorities.

On August 27, 2007 the Bolivian tax authorities gave notice of a resolution determining the taxes that UABL International S.A. would owe to them in the amount of approximately $4.9 million (including interest and fines). On October 1, 2007, our legal counsel in Bolivia gave notice to the Bolivian tax authorities of the lawsuit commenced by UABL International S.A. to refute the resolution above mentioned.

We have learned (but have not been legally notified) that on October 20, 2007, the Bolivian Tax Authority replied to UABL's lawsuit, with the corresponding judge participating in the suit stopping the process. On June 26, 2008, a Bolivian court ordered a preemptive embargo against all barges owned by UABL International S.A. that may be registered in the International Bolivian Registry of Ships ("RIBB" for its Spanish acronym).

According to Company's local counsel this preemptive embargo under Bolivian law has no effect over the Company's right to use its assets nor does it have any implication over the final decision of the court, the substance of the matter and in this case it is ineffective since UABL International S.A. does not have any assets owned by it registered in the RIBB.

We have been advised by our local counsel that there is only a remote possibility that UABL International S.A. would finally be found liable for any of these taxes or fines and / or that these proceedings will have financial material adverse impact on the financial position or results of the Company.

c)	Brazilian customs dispute

Our Brazilian subsidiary UP Offshore Apoio Maritimo Ltda. (“UP Apoio”) was involved in a customs dispute with the Brazilian Customs Tax Authorities over the alleged infringement of customs regulations by our PSV UP Diamante in October 2007.  The Customs Authority claimed that when the UP Diamante docked alongside the CSO Deep Blue (a vessel not owned by us) to transfer certain equipment as part of its employment instructions under its charter with Petróleo Brasileiro S.A. (“Petrobras”), the UP Diamante allegedly did not comply with certain regulations applicable to the docking of vessels when one of them is destined for a foreign country.  As a result, the Brazilian Customs Tax Authority commenced an administrative proceeding of which UP Apoio was notified in November 24, 2007, and sought to impose the maximum customs penalty, which corresponded to the confiscation (“perdimento”) of the vessel UP Diamante in favor of the Brazilian Federal Government.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

On December 21, 2007 UP Apoio filed an administrative defense stating that: (i) the legal position taken by Customs Authority was not applicable to the UP Diamante since the “perdimento” was only applicable to vessels coming from or going to abroad, and not to vessels engaged in cabotage voyages as was the UP Diamante; (ii) UP Diamante did not violate the Customs Regulation Code because (a) there was no provision related to the transfer of equipment when one of the vessels is going abroad but the other is not and (b) none of the vessels involved was coming from or going abroad; (iii) confiscation could not be imposed on a vessel owned by UP Apoio because at the time of the alleged infringement the UP Diamante was on hire and under charter to Petrobras and consequently under the control of Petrobras and not of UP Apoio; (iv) the imposition of confiscation violated the principles of proportionality, reasonability and non-confiscation; and (v) confiscation was not applicable because under Brazilian Tax Code, when in case of doubt, the applicable law should be interpreted in favor of the taxpayer, and in this case the report issued by the Brazilian Customs Authorities recognizes the existence of doubt concerning the applicability of the corresponding section of the Customs Regulation.

On September 25, 2008 the Customs proceedings, in which Brazilian Customs Tax Authorities were imposing a confiscation penalty ("perdimento") of the UP Diamante, were successfully concluded when a final decision was issued by local Tax Authorities determining the cancellation of the tax assessment brought up against UP Apoio. Therefore, the tax assessment was extinguished with no liability to UP Apoio, and the UP Diamante is released of any kind of legal or Customs restrictions.

6.	FORWARD FREIGHT AGREEMENTS (“FFAs”)

FFAs with LCH Clearnet (“LCH”)

During the second quarter of 2007 the Company entered into Forward Freight Agreements (“FFAs”) with an objective to utilize them as either:  (i) a hedging instruments that reduce its exposure to changes in the spot market rates earned by certain of its vessels in the normal course of its Ocean Business, the Suezmax OBO fleet or (ii) before March 2008 for trading purposes to take advantage of short term fluctuations in the market. These FFAs involve a contract to provide a fixed number of theoretical days of voyages at fixed rates. These contracts are net settled each month with the Company receiving a fixed rate per day and paying the average rate of the 4 Capesize Time Charter Routes (“C4TC Index”).  We have contracted our Suezmax OBO fleet in 2008 under time charters that are based on the C4TC Index.  The FFAs are hedging the fluctuation in the revenues of the Suezmax OBO fleet which are based on the C4TC Index.

We entered into FFAs contracted with BNP Paribas Commodity Futures Limited ("BNP Paribas") as a clearing member of LCH Clearnet ("LCH"), a London clearing house.

At September 30, 2008 the outstanding FFAs with LCH Clearnet entered by the Company were as follows:

Days		Fixed rate received ($/Day)	Floating rate paid	Nominal amount (in thousands)	Fair value Asset (Liability) (in thousands)	Settlement date

45	(1)	77,250	C4TC	$3,476	$1,537	October to December 2008

180	(1)	51,000	C4TC	9,180	1,576	January to December 2009
				$12,656	$3,113

(1)  Corresponds to 15 days per each month.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

At September 30, 2008 the fair market value of all FFAs with LCH Clearnet resulted in an asset to the Company of $3,113 recorded in other non-current receivables.  The cash collateral amounts to $2,169 and was recorded in the non-current restricted cash on the unaudited condensed consolidated balance sheet.

FFAs representing positions from October 2008 to December 2009 have been designated as cash flow hedges for accounting purposes with the change in fair value being recorded in other comprehensive income (loss) as an unrealized income amounting to $3,113 at September 30, 2008.  Any gain or loss will be realized in future earnings contemporaneously with the related revenue generated for our Suezmax fleet in the Ocean Business.

In connection with the outstanding FFAs, at September 30, 2008, we had transferred $2,169 to cover the margin requirements for these transactions. We have a credit facility for a total amount of $9,000 with BNP Paribas to cover initial and variation margin requirements. We will pay interest at LIBOR plus 0.75% per annum if amounts are withdrawn under this facility.  At September 30, 2008, the outstanding balance of the credit facility was nil.

Although the use of a clearing house reduces the Company’s exposure to counterparty credit risk, the Company is exposed to credit loss in the event of non-performance by the counterparty to the FFAs; however, the Company does not currently expect non-performance by the counterparty.

These FFAs are valued using actively quoted prices and quotes obtained from reputable unaffiliated independent sources.

During the nine-month period ended September 30, 2008 and 2007, the Company recorded an aggregate net realized income of $5,862 and during the nine-month period ended September 30, 2007, the Company recorded an aggregate net unrealized loss of $14,315 and an aggregate net realized loss of $1,920 for FFAs that were not designated as cash flow hedges for accounting purposes and for the ineffective portion of FFAs designated as cash flow hedges for accounting purposes, which is reflected on the Company´s unaudited condensed consolidated statement of operations as Other income (expenses) – Net income (loss) on FFAs. During the nine-month period ended September 30, 2008, we paid cash settlements in an amount of $5,408 for our January to March 2008 FFAs positions and paid a net cash settlements of $13,089 for April to September 2008 FFAs positions.

Terminated FFAs with LCH

On May 16 and 19, 2008, the Company terminated FFAs positions contracted with LCH from June 2008 to December 2008 as follows:

Days		Fixed rate paid ($/day)	Fixed rate received ($/day)	Total settlement (in thousands)	Unrealized loss in other comprehensive income (loss) as of September 30, 2008	Period

15		194,500	80,000	$1,718	$-	June 2008
15		194,500	79,500	1,725	-	June 2008
30		193,500	77,250	3,487	-	June 2008
90	(1)	170,000	80,000	8,100	(4,050)	July to December 2008
90	(1)	166,000	79,500	7,785	(3,893)	July to December 2008
94	(2)	166,000	77,250	8,342	(4,171)	July to December 2008
				$31,157	$(12,114)

(1)	Corresponds to 15 days per month.
(2)	Corresponds to 15 days in November, and 16 days in each of October and December.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

During the nine-month period ended September 30, 2008 the Company paid cash settlements totaled $31,157.  $12,114 out of this amount correspond of cash settlements for contracts maturing from October 2008 to December 2008. This amount has been recorded in other comprehensive income (loss) at September 30, 2008 and shall be reclassified into revenues during the last quarter of 2008, when the revenues of the Suezmax fleet occurs.

FFAs on OTC

During 2008 the Company entered into FFAs with an objective to utilize them as hedging instruments that reduce its exposure to changes in the spot market rates earned by certain of its vessels in the normal course of its Ocean Business, the Capesize OBOs fleet.  These FFAs involve a contract to provide a fixed number of theoretical days of voyages at fixed rates.  These contracts are net settled each month with the Company receiving a fixed rate per day and paying the average rate of the C4TC Index.  The FFAs are hedging the fluctuation in the revenues of the Capesize OBO fleet which are based on the C4TC Index.

At September 30, 2008 the outstanding FFAs entered by the Company were as follows:

Days		Fixed rate received ($/Day)	Floating rate paid	Nominal amount (in thousands)	Fair value Asset (Liability) (in thousands)	Settlement date

182.5	(1)	90,000	C4TC	$16,425	$8,327	January to December 2009
182.5	(1)	90,500	C4TC	16,516	8,650	January to December 2009
182.5	(1)	95,000	C4TC	17,338	9,457	January to December 2009
365	(3)	83,000	C4TC	30,295	17,696	January to December 2010
45	(1)	53,500	C4TC	2,408	419	January to March 2009
45	(2)	168,000	C4TC	7,560	5,568	October to December 2008
92	(3)	165,000	C4TC	15,180	11,110	October to December 2008
45	(2)	150,000	C4TC	6,750	4,793	October to December 2008
45	(2)	157,000	C4TC	7,065	5,077	October to December 2008
				$119,537	$71,097

(1)	Corresponds to 50% days of every calendar month.
(2)	Corresponds to 15 days per month.
(3)	Corresponds to each calendar month.

At September 30, 2008 the fair market value of all FFAs resulted in receivables of $46,751 recorded in the current other receivables and receivables of $24,346 recorded in the non-current other receivables on the unaudited condensed consolidated balance sheet.

These FFAs have been designated as cash flow hedges for accounting purposes with the change in fair value being recorded in other comprehensive income (loss) as an unrealized income amounting to $71,097 at September 30, 2008.  Any gain or loss will be realized in future earnings contemporaneously with the related revenue generated for our Capesize OBOs fleet in the Ocean Business.

These FFAs are valued using actively quoted prices and quotes obtained from reputable independent sources.

During the nine-month period ended September 30, 2008 the Company received net cash settlements for its 2008 FFAs positions totaled $6,340.

These FFAs are Over the Counter Contracts (OTC) and as such they are not agreed through a clearing house, they have no margin account requirements and bears a higher counterparty risk than a cleared FFA, however the Company does not currently expect non-performance by the counterparties.  Our counterparties are mostly subsidiaries of major international grain houses.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

During the third quarter 2008, the Company entered into a OTC FFA to receiving the average rate of the C4TC Index for a total of 18 days in October 2008 in exchange for paying fixed rate of $88,000.  At September 30, 2008, the fair market value of this transaction resulted in a liability of $831.

7.	INCOME TAXES

The Company operates through its subsidiaries, which are subject to several tax jurisdictions, as follows:

a)	Bahamas

The earnings from shipping operations were derived from sources outside the Bahamas and such earnings were not subject to Bahamian taxes.

b)	Panama

The earnings from shipping operations were derived from sources outside Panama and such earnings were not subject to Panamanian taxes.

c)	Paraguay

Our subsidiaries in Paraguay are subject to Paraguayan corporate income taxes.

d)	Argentina

Our subsidiaries in Argentina are subject to Argentine corporate income taxes.

In Argentina, the tax on minimum presumed income (“TOMPI”), supplements income tax since it applies a minimum tax on the potential income from certain income generating-assets at a 1% tax rate.  The companies’ tax obligation in any given year will be the higher of these two tax amounts.  However, if in any given tax year TOMPI exceeds income tax, such excess may be computed as payment on account of any excess of income tax over TOMPI that may arise in any of the ten following years.

e)	Brazil

Our subsidiaries in Brazil are subject to Brazilian corporate income taxes.

UP Offshore Apoio Maritimo Ltda., has foreign currency exchange gains recognized for tax purposes only in the period the debt (including intercompany transactions) is extinguished.  A deferred income tax liability is recognized in the period the foreign currency exchange rate changes equal to the future taxable income at the applicable tax rate.

f)	Chile

Our subsidiary in the Ocean Business, Corporación de Navegación Mundial S.A. (Cor.Na.Mu.S.A.) is subject to Chilean corporate income taxes.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

g)	US federal income tax

Under the US Internal Revenue Code of 1986, as amended, or the Code, 50% of the gross shipping income of our vessel owning or chartering subsidiaries attributable to transportation that begins or ends, but that does not both begin and end, in the U.S. are characterized as U.S. source shipping income.  Such income is subject to 4% U.S. federal income tax without allowance for deduction, unless our subsidiaries qualify for exemption from tax under Section 883 of the Code and the Treasury Regulations promulgated thereunder.

For the nine-month periods ended September 30, 2008 and 2007 our subsidiaries did not derive any U.S. source shipping income.  Therefore our subsidiaries are not subject to any U.S. federal income taxes, except our ship management services provided by Ravenscroft.

h)	United Kingdom (UK)

Our subsidiary in the Offshore Supply Business, UP Offshore (UK) Limited, is not subject to corporate income tax in the United Kingdom, rather, it qualifies under UK tonnage tax rules and pays a flat rate based on the net tonnage of qualifying PSVs.

8.	RELATED PARTY TRANSACTIONS

At September 30, 2008 and December 31, 2007, the balances of receivables from related parties, were as follows:

	At September 30, 2008	At December 31, 2007
Current:

Receivable from related parties
−Puertos del Sur S.A. and O.T.S.	$2,766	$2,582
−Maritima Sipsa S.A.	-	156
−Other	151	66
	$2,917	$2,804
Noncurrent:

Receivable from related parties - Puertos del Sur S.A.	$2,280	$2,280

At September 30, 2008 and December 31, 2007 the balance of payable to related parties, were as follows:

	At September 30, 2008	At December 31, 2007
Payable to related parties --
Maritima Sipsa S.A.	$19	$718

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

Revenues from related parties

For the nine-month periods ended September 30, 2008 and 2007, the revenues derived from related parties were as follows:

	For the nine-month periods ended September 30,
	2008	2007

Maritima Sipsa S.A. (1)	$-	$2,764
Maritima Sipsa S.A.	-	188
	$-	$2,952

(1)	Sale and repurchase of vessel Princess Marina

In 2003, the Company entered into certain transactions to sell, and repurchase, to and from Marítima Sipsa S.A., a 49% owned company, the vessel Princess Marina.  The transaction was recognized in the Company’s’ statements of income as a lease.  On September 28, 2007 Marítima Sipsa S.A. delivered the vessel Princess Marina to us and we sold her to a third party in October 2007.

9.	SHARE CAPITAL

Common shares and shareholders

On September 21, 2006, Inversiones Los Avellanos S.A., Hazels (Bahamas) Investments Inc. and Solimar Holdings Ltd. (collectively the “Original Shareholders”) signed a second amended and restated shareholders agreement.  The shares held directly by our Original Shareholders expressly entitle to seven votes per share and all other holders of our common stock entitle to one vote per share.  The special voting rights of the Original Shareholders are not transferable.

On March 17, 2008 Ultrapetrol’s Board of Directors has approved a share repurchase program, effective March 17, 2008, for up to a total of $50,000 of the Company’s common stock through September 30, 2008.  The expiration date and/or amount of the share repurchase program will be extended or amended at the discretion of the Board of Directors.  Share repurchases will be made from time to time for cash in open market transactions at prevailing market prices or in privately negotiated transactions.

At September 30, 2008, the Company repurchased a total of 671,171 common shares, at a total cost of $6,466.

At September 30, 2008, the issued and outstanding common shares are 32,771,859 par value $.01 per share.

At September 30, 2008 our shareholders Solimar Holdings Ltd., Inversiones Los Avellanos S.A. and Hazels (Bahamas) Investments Inc. (a wholly owned subsidiary of Inversiones Los Avellanos S.A.) hold 2,977,690, 4,735,517 and 150,878 shares, respectively, which represent 9.09%, 14.45% and 0.46%, respectively.  The joint voting power for these shares represents approximately 68.5% of the total voting power.

10.	BUSINESS AND GEOGRAPHIC SEGMENT INFORMATION

The Company organizes its business and evaluates performance by its operating segments, River, Offshore Supply, Ocean and Passenger Business.  The accounting policies of the reportable segments are the same as those for the unaudited condensed consolidated financial statements. The Company does not have significant intersegment transactions.  These segments and their respective operations are as follows:

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

River Business:  In our River Business, we own and operate several dry and tanker barges, and push boats.  In addition, we use one barge from our ocean fleet, the Alianza G2, as a transfer station.  The dry barges transport basically agricultural and forestry products, iron ore and other cargoes, while the tanker barges carry petroleum products, vegetable oils and other liquids.

We operate our pushboats and barges on the navigable waters of Parana, Paraguay and Uruguay Rivers and part of the River Plate in South America, also known as the Hidrovia region.

Offshore Supply Business:  We operate our Offshore Supply Business, using PSVs owned by UP Offshore (Bahamas), three are employed in the North Sea and two in the Brazilian market.  PSVs are designed to transport supplies such as containerized equipment, drill casing, pipes and heavy loads on deck, along with fuel, water, drilling fluids and bulk cement in under deck tanks and a variety of other supplies to drilling rigs and platforms.

Ocean Business:  In our Ocean Business, we operate nine oceangoing vessels and semi-integrated oceangoing tug barge units (eight of these owned and one leased) under the trade name Ultrapetrol. Our Suezmax, Capesize and Handysize/small product tankers vessels transport dry and liquid bulk goods on major trade routes around the globe. Major products carried include liquid cargo such as petroleum and petroleum derivatives, as well as dry cargo such as iron ore, coal and other bulk cargoes.

Passenger Business:  We owned and operated two vessels during 2007, which were purchased in 2005. In November 2007, we sold our largest passenger vessel New Flamenco. The business is concentrated in the Mediterranean and Aegean Sea.

Ultrapetrol’s vessels operate on a worldwide basis and are not restricted to specific locations.  Accordingly, it is not possible to allocate the assets of these operations to specific countries.  In addition, the Company does not manage its operating profit on a geographic basis.

	For the nine-month periods ended September 30,
	2008	2007
Revenues (1)

−South America	$119,950	$85,535
−Europe	119,857	74,021
−Asia	-	3,388
−Other	1,876	998
	$241,683	$163,942

(1) Classified by country of domicile of charterers.

Revenue by segment consists only of services provided to external customers, as reported in the unaudited condensed consolidated statement of income.  Resources are allocated based on segment profit or loss from operation, before interest and taxes.

Identifiable assets represent those assets used in the operations of each segment.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

The following schedule presents segment information about the Company’s operations for the nine-month period ended September 30, 2008:

	River Business	Offshore Supply Business	Ocean Business	Passenger Business	Total

Revenues	$100,675	$33,180	$98,288	$9,540	$241,683
Running and voyage expenses	79,980	14,223	30,980	13,922	139,105
Depreciation and amortization	9,544	3,628	14,584	2,627	30,383
Segment operating profit (loss)	5,073	12,401	48,007	(7,205)	58,276
Segment assets	249,050	184,705	244,147	13,506	691,408
Investment in affiliates	1,679	-	328	-	2,007
Income (loss) from investment in affiliates	(118)	-	(132)	-	(250)
Additions to long-lived assets	$70,620	$25,090	$2,882	$1,307	$99,899

Reconciliation of total assets of the segments to amount included in the unaudited condensed consolidated balance sheet as follow:

At September 30, 2008

Total assets for reportable segments	$691,408
Other assets	17,065
Corporate cash and cash equivalents	106,721
Consolidated total assets	$815,194

The following schedule presents segment information about the Company’s operations for the nine-month period ended September 30, 2007:

	River Business		Offshore Supply Business	Ocean Business	Passenger Business	Total

Revenues	$69,665		$30,153	$39,237	$24,887	$163,942
Running and voyage expenses	48,444		10,644	12,231	21,117	92,436
Depreciation and amortization	7,134		3,175	10,968	4,153	25,430
Segment operating profit (loss)	9,262		13,076	11,040	(1,149)	32,229
Segment assets	169,123		148,578	132,221	39,158	489,080
Investments in affiliates	1,864		-	875	-	2,739
Income (loss) from investment in affiliates	(72)		-	526	-	454
Additions to long-lived assets	$(1)	38,075	$16,277	$32,721	$2,806	$89,879

(1) Does not include the 12 river barges and 1 pushboat acquired in the Otto Candies acquisition valued at $13,679.

Reconciliation of total assets of the segments to amount included in the unaudited condensed consolidated balance sheet as follow:

At September 30, 2007

Total assets for reportable segments	$489,080
Other assets	12,755
Corporate cash and cash equivalents	59,144
Consolidated total assets	$560,979

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

11.	SUPPLEMENTAL GUARANTOR INFORMATION

On November 24, 2004, the Company issued $180,000 9% First Preferred Ship Mortgage Notes due 2014.

The 2014 Senior Notes are fully and unconditionally guaranteed on a joint and several senior basis by the majority of the Company’s subsidiaries directly involved in our Ocean and River Business.

The Indenture provides that the 2014 Senior Notes and each of the guarantees granted by the Company’s subsidiaries, other than the mortgage, are governed by, and construed in accordance with, the laws of the state of New York.  Each of the mortgaged vessels is registered under either the Panamanian flag, or another jurisdiction with similar procedures. All of the subsidiary guarantors are located outside of the United States.

Supplemental condensed combining financial information for the guarantor subsidiaries for the 2014 Senior Notes is presented below.  This information is prepared in accordance with the Company’s accounting policies.  This supplemental financial disclosure should be read in conjunction with the unaudited condensed consolidated financial statements.

SUPPLEMENTAL CONDENSED COMBINING BALANCE SHEET
AT SEPTEMBER 30, 2008 (UNAUDITED)
(stated in thousands of U.S. dollars)

	Parent	Combined subsidiary guarantors	Combined subsidiary non guarantors	Consolidating adjustments	Total consolidated amounts

Current assets
Receivables from related parties	$212,100	$46,046	$28,884	$(284,113)	$2,917
Other current assets	71,390	84,941	57,631	-	213,962
Total current assets	283,490	130,987	86,515	(284,113)	216,879

Noncurrent assets
Vessels and equipment, net	-	165,412	368,630	(1,134)	532,908
Investment in affiliates	274,583	-	2,007	(274,583)	2,007
Other noncurrent assets	5,960	34,258	23,182	-	63,400
Total noncurrent assets	280,543	199,670	393,819	(275,717)	598,315
Total assets	$564,033	$330,657	$480,334	$(559,830)	$815,194

Current liabilities
Payable to related parties	$-	$150,282	$133,850	$(284,113)	$19
Current portion of long-term financial debt	-	-	29,358	-	29,358
Other current liabilities	6,953	7,051	14,037	-	28,041
Total current liabilities	6,953	157,333	177,245	(284,113)	57,418

Noncurrent liabilities
Long-term financial debt	$180,000	$25,000	$161,521	-	366,521
Other noncurrent liabilities	-	565	9,005	-	9,570
Total noncurrent liabilities	180,000	25,565	170,526	-	376,091
Total liabilities	186,953	182,898	347,771	(284,113)	433,509

Minority interest	-	-	-	4,605	4,605

Shareholders’ equity	377,080	147,759	132,563	(280,322)	377,080

Total liabilities, minority interest and shareholders’ equity	$564,033	$330,657	$480,334	$(559,830)	$815,194

SUPPLEMENTAL CONDENSED COMBINING BALANCE SHEET
AT DECEMBER 31, 2007
(stated in thousands of U.S. dollars)

	Parent	Combined subsidiary guarantors	Combined subsidiary non guarantors	Consolidating adjustments	Total consolidated amounts

Current assets
Receivables from related parties	$290,349	$116,818	$14,166	$(418,529)	$2,804
Other current assets	30,714	24,251	47,472	-	102,437
Total current assets	321,063	141,069	61,638	(418,529)	105,241

Noncurrent assets
Vessels and equipment, net	-	139,938	323,532	(1,178)	462,292
Investment in affiliates	134,061	-	2,257	(134,061)	2,257
Other noncurrent assets	6,638	25,402	20,330	-	52,370
Total noncurrent assets	140,699	165,340	346,119	(135,239)	516,919
Total assets	$461,762	$306,409	$407,757	$(553,768)	$622,160

Current liabilities
Payable to related parties	$1,097	$270,215	$147,935	$(418,529)	$718
Current portion of long-term financial debt	4,688	-	13,107	-	17,795
Other current liabilities	2,522	8,264	11,174	-	21,960
Total current liabilities	8,307	278,479	172,216	(418,529)	40,473

Noncurrent liabilities
Long-term financial debt	200,313	-	113,827	-	314,140
Other noncurrent liabilities	-	562	10,101	-	10,663
Total noncurrent liabilities	200,313	562	123,928	-	324,803
Total liabilities	208,620	279,041	296,144	(418,529)	365,276

Minority interest	-	-	-	3,742	3,742

Shareholders’ equity	253,142	27,368	111,613	(138,981)	253,142

Total liabilities, minority interest and shareholders’ equity	$461,762	$306,409	$407,757	$(553,768)	$622,160

SUPPLEMENTAL CONDENSED COMBINING STATEMENTS OF OPERATIONS
FOR THE NINE MONTH PERIOD ENDED SEPTEMBER 30, 2008 (UNAUDITED)
(stated in thousands of U.S. dollars)

	Parent	Combined subsidiary guarantors	Combined subsidiary non guarantors	Consolidating adjustments	Total consolidated amounts

Revenues	$-	$138,144	$105,233	$(1,694)	$241,683

Operating expenses	(7,654)	(89,504)	(87,899)	1,650	(183,407)
Operating profit (loss)	(7,654)	48,640	17,334	(44)	58,276

Investment in affiliates	55,482	-	(250)	(55,482)	(250)
Other income (expenses)	(3,710)	(8,979)	(60)	-	(12,749)
Income before income taxes and minority interest	44,118	39,661	17,024	(55,526)	45,277

Income taxes	-	(287)	(9)	-	(296)
Minority interest	-	-	-	(863)	(863)
Net income	$44,118	$39,374	$17,015	$(56,389)	$44,118

SUPPLEMENTAL CONDENSED COMBINING STATEMENTS OF OPERATIONS
FOR THE NINE MONTH PERIOD ENDED SEPTEMBER 30, 2007 (UNAUDITED)
(stated in thousands of U.S. dollars)

	Parent	Combined subsidiary guarantors	Combined subsidiary non guarantors	Consolidating adjustments	Total consolidated amounts

Revenues	$-	$63,546	$104,711	$(4,315)	$163,942

Operating expenses	(5,582)	(49,095)	(81,307)	4,271	(131,713)
Operating profit (loss)	(5,582)	14,451	23,404	(44)	32,229

Investment in affiliates	2,687	-	454	(2,687)	454
Other income (expenses)	1,065	(28,498)	(1,545)	-	(28,978)
Income (loss) before income taxes and minority interest	(1,830)	(14,047)	22,313	(2,731)	3,705

Income taxes	-	366	(5,398)	-	(5,032)
Minority interest	-	-	-	(503)	(503)
Net income (loss)	$(1,830)	$(13,681)	$16,915	$(3,234)	$(1,830)

SUPPLEMENTAL CONDENSED COMBINING STATEMENTS OF CASH FLOW
FOR THE NINE MONTH PERIOD ENDED SEPTEMBER 30, 2008 (UNAUDITED)
(stated in thousands of U.S. dollars)

	Parent	Combined subsidiary guarantors	Combined subsidiary non guarantors	Consolidating adjustments	Total consolidated amounts

Net income	$44,118	$39,374	$17,015	$(56,389)	$44,118
Adjustments to reconcile net income to net cash provided by operating activities	(49,464)	(7,289)	(3,497)	56,389	(3,861)
Net cash (used in) provided by operating activities	(5,346)	32,085	13,518	-	40,257

Intercompany sources	5,829	(72,420)	1,097	65,494	-
Non-subsidiary sources	-	19,916	(73,372)	-	(53,456)
Net cash (used in) provided by investing activities	5,829	(52,504)	(72,275)	65,494	(53,456)

Intercompany sources	71,323	-	(5,829)	(65,494)	-
Non-subsidiary sources	(31,763)	25,000	62,421	-	55,658
Net cash (used in) provided by financing activities	39,560	25,000	56,592	(65,494)	55,658
Net (decrease) increase in cash and cash equivalents	$40,043	$4,581	$(2,165)	$-	$42,459

SUPPLEMENTAL CONDENSED COMBINING STATEMENTS OF CASH FLOW
FOR THE NINE MONTH PERIOD ENDED SEPTEMBER 30, 2007 (UNAUDITED)

(stated in thousands of U.S. dollars)

	Parent	Combined subsidiary guarantors	Combined subsidiary non guarantors	Consolidating adjustments	Total consolidated amounts

Net income (loss)	$(1,830)	$(13,681)	$16,915	$(3,234)	$(1,830)
Adjustments to reconcile net income (loss) to net cash (used in) provided by operating activities	1,271	(2,030)	42,027	3,234	44,502
Net cash (used in) provided by operating activities	(559)	(15,711)	58,942	-	42,672

Intercompany sources	(62,559)	-	-	62,559	-
Non-subsidiary sources	-	(61,887)	(84,691)	-	(146,578)
Net cash (used in) provided by investing activities	(62,559)	(61,887)	(84,691)	62,559	(146,578)

Intercompany sources	-	75,290	(12,731)	(62,559)	-
Non-subsidiary sources	91,006	7,322	44,074	-	142,402
Net cash provided by (used in) financing activities	91,006	82,612	31,343	(62,559)	142,402
Net increase in cash and cash equivalents	$27,888	$5,014	$5,594	$-	$38,496

12.	SUBSEQUENT EVENTS

Share repurchase program

On October 2, 2008, the Board of Directors of Ultrapetrol approved the extension of the share repurchase program to December 31, 2008 retaining the original cumulative dollar limit of $50,000.

Since October 1, 2008 to November 12, 2008, the Company repurchased 2,531,108 common shares at a total cost of $11,104.

Since approval of the share repurchase program on March 17, 2008, Ultrapetrol has repurchased 3,202,279 common shares, or 9.58% of total shares outstanding at a total cost of $17,570.

As of November 12, 2008 Ultrapetrol had 30,240,751 common shares outstanding.

Cleared FFAs for November and December 2008

On November 3, 2008, the Company entered into a cleared FFA contract whereby a subsidiary of Ultrapetrol Bahamas contracted with BNP Paribas Commodity Futures Ltd. (as a clearing member of LCH Clearnet) to receiving the average rate of the C4TC Index for a total of 15 days per month in November and December 2008 in exchange for paying fixed rate of $9,000 per day.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ULTRAPETROL (BAHAMAS) LIMITED
(registrant)

Dated: November 12, 2008	By:	/s/ Felipe Menendez R.
Felipe Menendez R.
Chief Executive Officer

SK 02351 0010 937620